Exhibit 99.1

Almacenes Éxito S.A.

Condensed consolidated financial statements for interim periods

As of September 30, 2025, and December 31, 2024, and for the nine-month and three-month periods ended September 30, 2025, and 2024

Almacenes Éxito S.A.

Condensed Consolidated Statement of Financial Position for Interim Periods

As of September 30, 2025, and December 31, 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	September 30, 2025	December 31, 2024
Current assets
Cash and cash equivalents	7	1,294,664	1,345,710
Trade receivables and other receivables	8	463,193	659,699
Prepayments	9	26,702	33,654
Receivables from related parties	10	33,804	37,670
Inventories, net	11	2,890,638	2,818,786
Financial assets	12	407	4,525
Tax assets	24	773,797	553,916
Assets held for sale	41	2,645	2,645
Total current assets		5,485,850	5,456,605

Non-current assets
Trade receivables and other receivables	8	9,741	10,459
Prepayments	9	9,374	11,210
Receivables from related parties	10	1,725	-
Financial assets	12	4,476	15,141
Deferred tax assets	24	221,054	253,085
Property, plant and equipment, net	13	3,988,925	4,261,625
Investment property, net	14	1,730,627	1,828,326
Rights of use asset, net	15	1,772,890	1,728,352
Other intangible assets, net	16	362,614	400,714
Goodwill	17	3,190,632	3,297,086
Investments accounted for using the equity method	18	317,808	291,554
Other assets		398	398
Total non-current assets		11,610,264	12,097,950
Total assets		17,096,114	17,554,555

Current liabilities
Loans, borrowings, and other financial liability	20	2,176,281	1,984,727
Employee benefits	21	4,539	4,055
Provisions	22	20,816	47,327
Payables to related parties	10	48,441	43,757
Trade payables and other payables	23	4,131,777	4,408,479
Lease liabilities	15	282,753	299,456
Tax liabilities	24	98,069	119,210
Other financial liabilities	25	63,892	60,481
Other liabilities	26	157,247	230,068
Total current liabilities		6,983,815	7,197,560

Non-current liabilities
Loans, borrowings, and other financial liability	20	-	273,722
Employee benefits	21	30,325	34,776
Provisions	22	13,513	14,068
Trade payables and other payables	23	1,620	22,195
Lease liabilities	15	1,733,640	1,684,788
Deferred Tax Liabilities	24	213,076	304,235
Tax liabilities	24	4,866	7,321
Other liabilities	26	334	378
Total non-current liabilities		1,997,374	2,341,483
Total liabilities		8,981,189	9,539,043

Equity
Issued share capital	27	4,482	4,482
Reserves	27	1,518,855	1,491,467
Other equity components	27	5,361,694	5,192,563
Equity Attributable to Non-Controlling Interests		1,321,923	1,327,000
Total equity		8,206,954	8,015,512
Total liabilities and equity		17,198,369	17,554,555

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Almacenes Éxito S.A.

Condensed Consolidated Statement of profit or loss for Interim Periods

For the nine-month and three-month periods ended September 30, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to September 30, 2025	January 1 to September 30, 2024	Jule 1 to September 30, 2025	Jule 1 to September 30, 2024
Continuing operations
Revenue from contracts with customers	28	15,842,016	15,592,485	5,228,905	5,242,429
Cost of sales	11	(11,811,404)	(11,684,447)	(3,916,849)	(3,956,048)
Gross profit		4,030,612	3,908,038	1,312,056	1,286,381

Distribution, administrative and selling expenses	29	(3,308,457)	(3,500,688)	(1,042,006)	(1,136,103)
Other operating revenue	31	38,043	56,131	6,835	17,019
Other operating expenses	31	(3,269)	(84,447)	(296)	(32,601)
Other (loss) income, net	31	25,653	(609)	9,667	338
Operating profit		782,582	378,425	286,256	135,034

Financial income	32	91,931	177,183	(3,978)	34,256
Financial cost	32	(357,571)	(489,684)	(73,245)	(149,019)
Share of profit (loss) in associates and joint ventures	18	30,970	(66,622)	6,557	(18,200)
Profit (loss) before income tax from continuing operations		547,912	(698)	215,590	2,071
Income tax (expense)	24	(42,265)	35,275	(42,676)	5,282
Profit for the year		505,647	34,577	172,914	7,353

Profit (Loss) Attributable to:
Owners of the Parent		382,917	(91,331)	142,905	(34,733)
Non-Controlling Interests		122,730	125,908	30,009	42,086
Profit for the Period		505,647	34,577	172,914	7,353

Earnings per share (*)
Basic earnings per share (*):
Basic Earnings (Loss) per Share from Continuing Operations Attributable to owners of the Parent	33	295.04	(70.37)	110.11	(26.76)

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Almacenes Éxito S.A.

Condensed Consolidated Statement of Comprehensive Income for Interim Periods

For the nine-month and three-month periods ended September 30, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to September 30, 2025	January 1 to September 30, 2024	Jule 1 to September 30, 2025	Jule 1 to September 30, 2024

Net profit for the period		505,647	34,577	172,914	7,353

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
Gain (loss) from financial instruments designated at fair value through other comprehensive income	27	765	(338)	867	239
Total other comprehensive income that will not be reclassified to period results, net of taxes		765	(338)	867	239

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
Gain (loss) from translation exchange differences (1)	27	(458,602)	(8,139)	(253,686)	(153,415)
Gain (Loss) on Exchange Differences from Conversion of the Put Option (2)	27	5,797	(10,492)	7,701	23,458
Gain (loss) from cash flow hedge	27	2,779	1,038	1,295	(1,645)
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		(450,026)	(17,593)	(244,690)	(131,602)
Total other comprehensive income		(449,261)	(17,931)	(243,823)	(131,363)
Total comprehensive income		56,386	16,646	(70,909)	(124,010)

Total Comprehensive Income Attributable to:
Owners of the Parent		(61,790)	(110,544)	(94,815)	(157,848)
Non-Controlling Interests		118,176	127,190	23,906	33,838

(1)	It refers to exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

(2)	This corresponds to the exchange differences arising from the conversion to the reporting currency of the Put Option on the subsidiary Grupo Disco Uruguay S.A.

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Almacenes Éxito S.A.

Condensed Consolidated Statement of Changes in Equity for Interim Periods

As of September 30, 2025 and 2024

(Amounts expressed in millions of Colombian pesos)

	Attributable to the shareholders of the parent
	Issued Capital	Share Premium	Treasury Shares	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividend distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Hyperinflation and other components of equity	Total	Non- controlling interest	Total equity
	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27
Balance as of December 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	339,496	1,431,125	(2,304,046)	534,333	1,910,807	6,100,677	1,321,132	7,421,809
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)	(118,451)	(183,980)
Net Result	-	-	-	-	-	-	-	-	-	-	(91,331)	-	(91,331)	125,908	34,577
Other comprehensive income, excluding the adjustment for the conversion of the put option	-	-	-	-	-	-	-	-	-	(8,721)	-	-	(8,721)	1,282	(7,439)
Appropriation to reserves	-	-	-	-	141,707	-	-	(15,709)	125,998	-	(125,998)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(82,108)	(82,108)	(70,457)	(152,565)
Inflation effect of the subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	564,827	564,827	-	564,827
Changes in the fair value of the put option on non-controlling interests, including related conversion adjustments (Note 20)	-	-	-	-	-	-	-	-	-	(10,492)	-	57,614	47,122	71,236	118,358
Other movements	-	-	-	-	-	-	-	(105)	(105)	-	(11)	-	(116)	-	(116)
Balance as of September 30, 2024	4,482	4,843,466	(319,490)	7,857	586,096	418,442	155,412	323,682	1,491,489	(2,323,259)	316,993	2,451,140	6,464,821	1,330,650	7,795,471

Balance as of December 31, 2024	4,482	4,843,466	(319,490)	7,857	586,096	418,442	155,412	323,660	1,491,467	(2,307,004)	464,211	2,511,380	6,688,512	1,327,000	8,015,512
Declared dividend (Note 37)	-	-	-	-	(27,398)	-	-	-	(27,398)	-	-	-	(27,398)	(121,451)	(148,849)
Net Result	-	-	-	-	-	-	-	-	-	-	382,917	-	382,917	122,730	505,647
Other comprehensive income, excluding the adjustment for the conversion of the put option	-	-	-	-	-	-	-	-	-	(450,504)	-	-	(450,504)	(4,554)	(455,058)
Appropriation to reserves	-	-	-	-	54,786	-	-	-	54,786	-	(54,786)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(168,174)	(168,174)	(154,148)	(322,322)
Inflation effect of the subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	168,432	168,432	-	168,432
Changes in the fair value of the put option on non-controlling interests, including related conversion adjustments (Note 20)	-	-	-	-	-	-	-	-	-	5,797	-	194,693	200,490	150,286	350,776
Other movements	-	-	-	-	-	-	-	-	-	-	787	-	787	-	787
Balance as of September 30, 2025	4,482	4,843,466	(319,490)	7,857	613,484	418,442	155,412	323,660	1,518,855	(2,751,711)	793,129	2,706,331	6,795,062	1,319,863	8,114,925

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Almacenes Éxito S.A.

Condensed Consolidated Statement of Cash Flows for Interim Periods

For the periods ended September 30, 2025 and 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to September 30, 2025	January 1 to September 30, 2024
Operating activities
Profit for the year		505,647	34,577
Adjustments to reconcile profit for the year
Current income tax	24	51,657	70,265
Deferred tax	24	(9,392)	(105,540)
Interest, loans and lease expenses	32	232,092	290,063
Losses (gain) due to difference in unrealized exchange (1)		(31,421)	33,273
(Gain) loss from changes in fair value of derivative financial instruments	32	10,870	(15,621)
Expected credit loss, net	8.1	795	11,515
(Gain) Impairment of property, plant and equipment and investment property, net	11.1	(8,744)	11,093
Reversal of impairment of property, plant and equipment, investment properties, and right-of-use assets	13; 14; 15	(9,461)	(590)
Employee benefit provisions	21	1,682	1,682
Provisions and reversals	22	7,806	67,463
Depreciation of property, plant and equipment, right of use asset and investment property	13; 14; 15	470,501	478,516
Amortization of other intangible assets	16	22,740	24,094
Result from the Application of the Equity Method		(30,970)	66,622
(Gains) losses on disposals and retirements of non-current assets		(16,357)	4,437
Other Non-Cash Adjustments		86,340	(984)
Cash generated from operating activities before changes in working capital		1,283,785	970,865

Decrease in trade receivables and other receivables		188,236	145,309
Decrease (increase) in prepayments		5,531	(1,013)
Decrease in receivables from related parties		1,722	21,302
(Increase) in inventories		(165,822)	(463,559)
Decrease in tax assets		12,500	2,900
(Decrease) in Employee Benefits		(5,129)	(976)
Payments and Decreases of Provisions	22	(30,584)	(41,598)
(Decrease) in trade payables and other accounts payable		(146,004)	(1,045,437)
Increase (Decrease) in accounts payable to related parties		4,684	(12,462)
(Decrease) in tax liabilities		(28,624)	(24,456)
(Decrease) in other liabilities		(69,135)	(71,885)
Income tax, net		(283,303)	(279,072)
Net cash flows (used in) from operating activities		767,857	(800,082)

Investing activities
Contributions to Joint Ventures		(1,725)	(77,292)
Acquisition of Property, Plant and Equipment	13.1	(115,956)	(211,466)
Acquisition of investment property	14	(10,516)	(23,680)
Acquisition of other intangible assets	16	(7,435)	(12,511)
Proceeds of the sale of property, plant and equipment		14,180	5,075
Net cash flows (used in) investing activities		(121,452)	(319,874)

Financing activities
Proceeds from financial assets		11,324	769
(Payments of) payments received from collections on behalf of third parties		(8,325)	(53,882)
Proceeds from Financial Liabilities	20	1,073,307	1,483,290
Payments of loans and borrowings	20	(771,761)	(197,461)
Payments of interest of loans and borrowings	20	(153,402)	(141,423)
Lease liabilities paid	15.2	(214,974)	(207,366)
Interest in lease liabilities paid	15.2	(115,799)	(111,312)
Dividends Paid	37	(169,569)	(128,956)
Payments to Non-Controlling Interests		(322,322)	(152,565)
Net cash flows (used in) provided by financing activities		(671,521)	491,094

Net decrease in cash and cash equivalents		(25,116)	(628,862)
Effects of Changes in Exchange Rates		(25,930)	1,935
Cash and cash equivalents at the beginning of period	7	1,345,710	1,508,205
Cash and cash equivalents at the end of period	7	1,294,664	881,278

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

(1)	Some figures in the September 2024 financial statements have been disaggregated, providing users with greater detail. The Company’s management considered that these figures do not influence the economic decisions made by users regarding the financial statements issued in 2025.

Note 1. General information

Almacenes Éxito S.A. was incorporated in accordance with Colombian laws on March 24, 1950; its headquarters are located at Carrera 48 No 32 B Sur - 139, Envigado, Colombia. The Company’s duration is set to expire on December 31, 2150. Hereinafter, Éxito and its subsidiaries will be referred to as Grupo Éxito.

The Company has been listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia; In August 2023, Almacenes Éxito S.A. obtained registration as a foreign issuer at the United States Securities and Exchange Commission (SEC).

The issuance of the condensed consolidated financial statements for the interim periods as of September 30, 2025, was authorized by the Board of Directors of the Parent Company, as evidenced in the minutes of the mentioned body dated November 11, 2025.

Grupo Éxito’s corporate purpose primarily consists of:

-	Acquiring, storing, transforming, and generally distributing and selling under any commercial modality, including financing, all kinds of goods and products, both domestic and foreign, wholesale and retail, through physical or virtual means.

-	Providing complementary services such as granting credits for the acquisition of goods, offering insurance, conducting money transfers and remittances, providing mobile phone services, selling travel and tour packages, repairing and maintaining movable goods, conducting procedures, and selling energy.

-	Leasing commercial premises, receiving or granting the lease or other mere tenancy rights to sales spaces or business areas within its commercial establishments intended for the distribution of goods or products and the provision of complementary services.

-	Establishing, financing, or promoting companies or businesses with other natural or legal persons whose purpose is the production of objects, goods, articles, or the provision of services related to the operation of commercial establishments.

-	Acquiring real estate, building commercial premises for establishing stores, shopping centers, or other suitable places for the distribution of goods, without prejudice to the fact that, with a rational land utilization approach, it may sell floors or premises, lease them, or exploit them in another convenient manner, as well as investing in real estate, promoting, and executing real estate projects of any kind and in any form of real estate.

-	Applying funds for investment purposes to acquire shares, bonds, commercial papers, and other freely traded securities in the market for taking advantage of fiscal incentives established by law, as well as making temporary investments in liquid securities for temporary productive use; conducting firm factoring operations with its own resources, constituting guarantees on its movable or immovable assets, and executing financial transactions that allow it to acquire funds or other assets

-	Distributing liquid petroleum derivatives as a wholesaler and retailer through service stations, alcohol, biofuels, compressed natural gas and any other fuel applied to the automotive, industrial, fluvial, maritime, and air sectors in all their forms.

From January 22, 2024, as of September 30, 2025, the immediate parent company of the Company is Cama Commercial Group Corp., which holds 86.84% (direct) stake in the Company’s share capital. Cama Commercial Group Corp. is controlled by Clarendon Worldwide S.A., which in turn is controlled by Fundación El Salvador del Mundo, ultimately controlled by Francisco Javier Calleja Malaina.

A business group situation is registered with the Chamber of Commerce of Aburrá Sur by the company Almacenes Éxito S.A.

Note 1.1. Stock ownership in the subsidiaries included in the unaudited condensed consolidated interim financial statements.

Below is a breakdown of the shareholding interest in the subsidiaries included in the consolidated financial statements as of September 30, 2025, which were the same as those as of December 31, 2024, except for what is mentioned in item (b):

Name	Main Activity	Direct Controlling Entity	Segment	Country	Stock ownership of direct controlling entity	Direct Ownership	Direct and Indirect Ownership	Non-controlling interest
Directly owned entities
Almacenes Éxito Inversiones S.A.S.	Incorporation of companies / Provision of telecommunications networks and services	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Logística, Transporte y Servicios Asociados S.A.S.	Provision of national and international cargo transportation services.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Marketplace Internacional Éxito y Servicios S.A.S. Liquidada (a)	Provision of platform access services / Electronic commerce.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Depósitos y Soluciones Logísticas S.A.S.	Storage of goods under customs control.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Fideicomiso Lote Girardot	Acquisition of ownership rights to the property in the name of the Company.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Transacciones Energéticas S.A.S. E.S.P.	Marketing of electrical energy.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Éxito Industrias S.A.S.	Activities with all kinds of textile goods / Operation of e-commerce platforms.	Almacenes Éxito S.A.	Colombia	Colombia	97.95%	n/a	97.95%	2.05%
Éxito Viajes y Turismo S.A.S.	Exploitation of activities related to tourism.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Gestión Logística S.A.	Provision of general services, as well as purchase and sale of furniture and real estate.	Almacenes Éxito S.A.	Colombia	Panama	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Viva Malls	Direct or indirect acquisition of property rights over galleries and shopping centers.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Spice Investment Mercosur S.A.	Making general investments.	Almacenes Éxito S.A.	Uruguay	Uruguay	100.00%	n/a	100.00%	0.00%
Onper Investment 2015 S.L.	Securities management and administration activities.	Almacenes Éxito S.A.	Argentina	Spain	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Iwana	Development of the operation of the Iwana Shopping Center.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Indirectly owned entities
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Development and maintenance of the operation of the Viva Barranquilla Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	90.00%	51.00%	45.90%	54.10%
Patrimonio Autónomo Viva Laureles	Development of the operation of the Viva Laureles Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	80.00%	51.00%	40.80%	59.20%
Patrimonio Autónomo Viva Sincelejo	Development of the operation of the Viva Sincelejo Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Villavicencio	Development of the operation of the Viva Villavicencio Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo San Pedro Etapa II	Development of the operation of the San Pedro Shopping Center Stage II.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Palmas	Development, hosting and maintaining the operation of the Viva Palmas Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Geant Inversiones S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Larenco S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lanin S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Grupo Disco Uruguay S.A. (b)	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	92.31%	100.00%	92.31%	7.69%

Name	Main Activity	Direct Controlling Entity	Segment	Country	Stock ownership of direct controlling entity	Direct Ownership	Direct and Indirect Ownership	Non-controlling interest
Devoto Hermanos S.A.	Retail marketing through supermarket chains.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Mercados Devoto S.A.	Retail marketing through supermarket chains.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Costa y Costa S.A.	Self-service supermarket.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Modasian S.R.L.	Self-service supermarket.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
5 Hermanos Ltda.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Sumelar S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tipsel S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tedocan S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Ardal S.A.	Self-service of various products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Hipervital S.A.S.	Self-service supermarket.	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lublo	Self-service supermarket.	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Supermercados Disco del Uruguay S.A.	Retail marketing through supermarket channels	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	92.31%	92.31%	7.69%
Ameluz S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	92.31%	92.31%	7.69%
Fandale S.A.	Investment holding company.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	92.31%	92.31%	7.69%
Odaler S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	92.31%	92.31%	7.69%
La Cabaña S.R.L.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	92.31%	92.31%	7.69%
Ludi S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	92.31%	92.31%	7.69%
Hiper Ahorro S.R.L.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	92.31%	92.31%	7.69%
Maostar S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	50.01%	92.31%	46.16%	53.84%
Semin S.A.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	92.31%	92.31%	7.69%
Randicor S.A.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	92.31%	92.31%	7.69%
Ciudad del Ferrol S.C.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	98.00%	92.31%	90.46%	9.54%
Setara S.A.	Self-service supermarket.	Odaler S.A.	Uruguay	Uruguay	100.00%	92.31%	92.31%	7.69%
Mablicor S.A.	Self-service supermarket.	Fandale S.A.	Uruguay	Uruguay	51.00%	92.31%	47.08%	52.92%
Vía Artika S. A.	Investment holding company.	Onper Investment 2015 S.L.	Argentina	Uruguay	100.00%	100.00%	100.00%	0.00%
Gelase S. A.	Investment holding company.	Onper Investment 2015 S.L.	Argentina	Belgium	100.00%	100.00%	100.00%	0.00%
Libertad S.A.	Supermarket and wholesale store operations	Onper Investment 2015 S.L.	Argentina	Argentina	100.00%	100.00%	100.00%	0.00%
Spice España de Valores Americanos S.L.	Investment holding company.	Vía Artika S.A.	Argentina	Spain	100.00%	100.00%	100.00%	0.00%

a)	On April 11, 2025, the General Shareholders’ Meeting approved the liquidation of Marketplace Internacional Éxito y Servicios S.A.S. Liquidada, and this was recorded in the Company’s Certificate of Existence and Legal Representation on May 15, 2025.

b)	In September 2025, Spice Investment Mercosur S.A. increased its equity interest in Grupo Disco Uruguay S.A. by 15.66%, following the exercise of a put option related to the non-controlling interest. As a result, the remaining non-controlling interest in Grupo Disco Uruguay S.A. stands at 7.69% (compared to 23.35% as of December 31, 2024).

Note 1.2. Subsidiaries with Significant Non-Controlling Interest

As of September 30, 2025, and December 31, 2024, the following are the subsidiaries with significant non-controlling interests:

	Significant non-controlling interest percentage
	September 30, 2025	December 31, 2024
Patrimonio Autónomo Viva Palmas	73.99%	73.99%
Patrimonio Autónomo Viva Sincelejo	73.99%	73.99%
Patrimonio Autónomo Viva Villavicencio	73.99%	73.99%
Patrimonio Autónomo San Pedro Etapa II	73.99%	73.99%
Patrimonio Autónomo Viva Laureles	59.20%	59.20%
Patrimonio Autónomo Centro Comercial Viva Barranquilla	54.10%	54.10%
Patrimonio Autónomo Iwana	49.00%	49.00%
Éxito Viajes y Turismo S.A.S.	49.00%	49.00%
Patrimonio Autónomo Viva Malls	49.00%	49.00%
Grupo Disco Uruguay S.A.	7.69%	23.35%

Note 2. Preparation bases and other material accounting policies

The consolidated financial statements as of December 31, 2024, and the condensed consolidated financial statements for the interim periods as of September 30, 2025, and for the periods ended September 30, 2025, and September 30, 2024; have been prepared in accordance with the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) and established in Colombia through Law 1314 of 2009, regulated by Decree 2420 of 2015, “Single Regulatory Decree for Accounting and Financial Reporting Standards and Information Assurance,” along with the other amending decrees.

The condensed consolidated financial statements for the interim periods ended September 30, 2025, and September 30, 2024, are presented in accordance with IAS 34 and should be read in conjunction with the separate financial statements as of December 31, 2024, which were presented in accordance with IAS 1 and do not include all the information required for consolidated financial statements presented in accordance with this IAS. The notes to these condensed interim consolidated financial statements do not provide non-significant updates to the information provided in the notes to the consolidated financial statements as of December 31, 2024. Notes have been included to explain events and transactions that are relevant to an understanding of the changes in Grupo Éxito’s financial position and operating performance since December 31, 2024, and to update the information presented in the consolidated financial statements as of December 31, 2024.

The Condensed consolidated financial statements for interim periods have been prepared on the historical cost basis, except for derivative financial instruments and financial instruments measured at fair value, as well as non-current assets and disposal group of assets measured at the lowest between their carrying amount and their fair value less their cost of sale.

Grupo Éxito has prepared the financial statements on the basis that it will continue as a going concern.

Note 3. Basis of Consolidation

All significant transactions and balances between subsidiaries have been eliminated upon consolidation, and non-controlling interests, representing the ownership interests of third parties in the subsidiaries, have been recognized and presented separately within consolidated equity.

The consolidated financial statements include the financial statements of Almacenes Éxito S.A. and all its subsidiaries. Subsidiaries are entities (including special purpose entities) over which control is exercised directly or indirectly. Special purpose entities refer to autonomous trusts established for a defined purpose or limited duration. The list of subsidiaries is provided in Note 1.

Control is the ability to direct the relevant activities, such as the financial and operating policies of the investee (subsidiary). Control exists when the investor has power over the investee, is exposed to variable returns from its involvement with it and has the ability to affect those returns. In general, it is presumed that most voting rights results in control. To support this presumption, and when Almacenes Éxito S.A. holds less than the majority of voting rights or similar rights in an investee, the Almacenes Éxito S.A considers all relevant facts and circumstances to assess whether it has power over the investee.

When assessing whether Almacenes Éxito S.A. controls a subsidiary, the existence and effect of currently exercisable potential voting rights are considered. Subsidiaries are consolidated from the date control is transferred and are excluded from consolidation from the date control ceases.

Transactions that involve a change in ownership interest without a loss of control are recognized in equity. Cash flows or payments to non-controlling interests arising from changes in ownership interests that do not result in a loss of control are classified as financing activities in the statement of cash flows.

In transactions that involve a loss of control, the entire interest in the subsidiary is derecognized, any retained interest is recognized at its fair value, and the resulting gain or loss from the transaction is recognized in profit or loss, including the corresponding items from other comprehensive income. Cash flows arising from the acquisition or loss of control of a subsidiary are classified as investing activities in the statement of cash flows.

The results for the period and each component of other comprehensive income are attributed to the owners of the parent company and to non-controlling interests.

For the consolidation of the financial statements, all subsidiaries apply the same policies and accounting principles adopted by Almacenes Éxito S.A.

The assets, liabilities, revenues, and expenses of the subsidiaries, as well as the foreign currency revenues and expenses of Almacenes Éxito S.A., have been converted into Colombian pesos using observable exchange rates in the market at the period-end date and the average exchange rate for the period, as follows:

	Closing rates (*)		Average rates (*)
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
US Dollar	3,901.29	4,409.15	4,131.52	4,071.35
Uruguayan Peso	97.86	100.98	99.31	101.25
Argentinian Peso	2.84	4.28	3.55	4.46
Euro	4,584.04	4,565.71	4,620.69	4,403.73

(*)	Expressed in Colombian Pesos.

Note 4. Accounting policies

The condensed consolidated financial statements for the interim periods as of September 30, 2025, have been prepared using the same accounting policies, measurements, and bases applied in the preparation of the consolidated financial statements as of December 31, 2024, which are duly disclosed in the consolidated financial statements presented at the end of that year, except for the standards, new interpretations and amendments applicable from January 1, 2025.

The adoption of the new standards effective from January 1, 2025, as mentioned in Note 5.1, did not result in significant changes to these accounting policies compared to those used in the preparation of the consolidated financial statements as of December 31, 2024, and no significant impacts were observed upon adoption.

Note 5. Regulatory changes

Note 5.1. Standards and Interpretations issued by the International Accounting Standards Board -IASB applicable to the Group

Standard	Description	Impact
Amendment to IAS 21 – Lack of Convertibility

This Amendment, which modifies IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish accounting requirements when a currency is not exchangeable for another currency, specifying the exchange rate to be used and the information to be disclosed in the financial statements.

The Amendment will enable companies to provide more useful information in their financial statements and assist investors by addressing an issue that was not previously covered under accounting requirements for the effects of exchange rate fluctuations.

This amendment had no impact on the financial statements.

Note 5.2. New standards and Interpretations Issued, not yet effective

Standard	Description	Impact
IFRS 18 - Presentation and Disclosure in the Financial Statements:

This standard replaces IAS 1 - Presentation of Financial Statements, transferring many of its requirements without any changes

Its objective is to assist investors in analyzing the financial performance of companies by providing more transparent and comparable information to make better investment decisions. It introduces three sets of new requirements:

a. Improvement of the comparability of the income statement: Currently, there is no specific structure for the income statement. Companies choose the subtotals they wish to include, declaring an operating result, but the method of calculating it varies from one company to another, which reduces comparability. The standard introduces three defined categories of income and expenses (operations, investment, and financing) to improve the structure of the income statement, and requires all companies to present new defined subtotals

b. Greater transparency of performance measures defined by management: Most companies do not provide enough information for investors to understand how performance measures are calculated and how they relate to the subtotals in the income statement. The standard requires companies to disclose explanations regarding specific performance measures related to the income statement, referred to as management-defined performance measures.

c. A more useful grouping of information in the financial statements: Investor analysis is hindered if the disclosed information is too summarized or too detailed. The standard provides more detailed guidance on how to organize the information and its inclusion in the primary financial statements or in the notes.

It is estimated that no significant impacts will arise from the application of this IFRS.

Standard	Description	Impact
IFRS 19 - Subsidiaries without Public Accountability: Disclosures

It allows companies to simplify the reporting systems and processes, thus reducing the costs of preparing the financial statements of subsidiaries, while maintaining the usefulness of those financial statements for their users.

Subsidiaries that apply IFRS for SMEs or national accounting standards when preparing their financial statements often maintain two sets of accounting records because the requirements of these standards differ from those of IFRS.

This standard will address these challenges in the following ways:

- Allowing subsidiaries to maintain a single set of accounting records to meet the needs of both their parent company and the users of their financial statements.

-Reducing disclosure requirements and adapting them to the needs of the users of their financial statements

A subsidiary applies IFRS 19 if and only if:

a. It does not account publicly (generally, it is not listed on the stock exchange and is not a financial institution); and

b. The subsidiary’s immediate or ultimate parent produces consolidated financial statements that are publicly available and comply with IFRS.

It is estimated that no significant impacts will arise from the application of this IFRS
Amendment to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

This Amendment clarifies the classification of financial assets with environmental, social, and corporate governance characteristics and similar features. According to the characteristics of the contractual cash flow, there is confusion as to whether these assets should be measured at amortized cost or at fair value.

With these modifications, the IASB has introduced additional disclosure requirements to improve transparency for investors regarding investments in equity instruments designated at fair value through other financial instruments and comprehensive income with contingent features; for example, aspects related to environmental, social, and corporate governance affairs.

Additionally, these Amendments clarify the requirements for derecognition of financial assets or liabilities through electronic payment systems. The modifications clarify the date when a financial asset or liability is derecognized.

The IASB also developed an accounting policy allowing the derecognition of a financial liability before the cash is delivered on the settlement date if the following criteria are met: (a) the entity cannot withdraw, stop, or cancel the payment instructions; (b) the entity cannot access the cash that will be used for the payment instruction; and (c) there is no significant risk with the electronic payment system.

It is estimated that no significant impacts will arise from the application of this amendment.
Annual Improvements to IFRS Standards

This document issues several minor amendments to the following standards: IFRS 1 First-time Adoption, IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows

The amendments issued include clarifications, cross-referencing adjustments of standards, outdated references, changes in illustrative examples, and revisions to certain paragraph words. The aim is to enhance the comprehensibility of these standards and avoid ambiguities in their interpretation.

It is estimated that no significant impact will arise from the application of this amendment.

Standard	Description	Impact
Amendment to IFRS 9 and IFRS 7 – Contracts referencing electricity that depends on nature.

In this amendment, the IASB makes some modifications to the disclosures that companies must make when using electricity contracts that depend on nature as hedging instruments. Key aspects of this amendment include:

- Clarifying the application of the own-use requirements.

- Allowing hedge accounting when these contracts are used as hedging instruments.

- Adding new disclosure requirements that enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

It is estimated that no significant impact will arise from the application of this amendment.
IFRS S1 - General requirements for sustainability-related financial disclosures.

The objective of IFRS S1 - General requirements for sustainability-related financial disclosures, is to require an entity to disclose information about all sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s cash flow, its access to financing, or cost of capital in the short, medium, or long term. These risks and opportunities are collectively referred to as ‘sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s outlook.’ The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity.

The Management is evaluating the impacts of the application of this IFRS.
IFRS S2 - Climate-related Disclosures.

The objective of IFRS S2 - Climate-related Disclosures is to require an entity to disclose information about all climate-related risks and opportunities that could reasonably be expected to affect the entity’s cash flow, its access to financing, or cost of capital in the short, medium, or long term (collectively referred to as ‘climate-related information’). The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity.

The Management is evaluating the impacts of the application of this IFRS.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

This amendment complements the work of updating this standard and includes reduced disclosure requirements for other standards or amendments issued up to February 2021.

The new amendments include reducing disclosure requirements specifically in:

- IFRS 18 Presentation and Disclosure in Financial Statements.

-Supplier financing arrangements (amendments to IAS 7 and IFRS 7).

-International tax reform (amendments to IAS 12).

-Lack of exchangeability (amendments to IAS 21).

-Amendments to the classification and measurement of financial instruments (amendments to IFRS 7 and IFRS 9).

With these amendments, IFRS 19 reflects the changes to IFRS that will take effect beginning January 1, 2027, when the standard becomes effective.

It is estimated that no significant impact will arise from the application of this amendment.

Note 6. Significant events

Discontinuation of the BDR program

On February 14, 2025, the Company informs the market and the holders of Level II sponsored Depositary Receipts, backed by issued shares (“BDRs”), that B3 S.A. – Brazil, Bolsa, Balcão and the CVM have approved the procedures and conditions for the voluntary discontinuation of the BDR program (“BDR Program”).

On July 16, 2025, the Company submitted a request to the Brazilian Securities and Exchange Commission (“CVM”) for the cancellation of its registration as a Category “A” foreign issuer (the “BDR Program”).

On August 4, 2025, the Company informed the market that the CVM had approved the cancellation of its registration as a Category “A” foreign issuer (the “BDR Program”).

Withdrawal of ADS (American Depositary Shares)

On January 8, 2025, the last day of trading of the ADS on the New York Stock Exchange (“NYSE”) took place. The Company also notified its depositary, JPMorgan Chase Bank N.A., of the termination of the ADS program, which became effective on January 21, 2025. As a result, the last trading day of the Company’s ADS was January 17, 2025.

A change in the Company’s shareholding structure occurred as a result of the withdrawal of JPMorgan Chase Bank N.A. FBO Holders of DR ÉXITO ADR as the depositary of its American Depositary Shares (“ADRs”) program following its termination.

Note 7. Cash and cash equivalents

The balance of cash and cash equivalents is as follows

	September 30, 2025	December 31, 2024
Cash in hand and at banks	985,872	1,153,057
Certificates of deposit and securities (1)	181,338	156,469
High liquidity funds (2)	93,842	16,954
Funds	1,522	1,434
Bonds	-	17,784
Other cash equivalents	32,090	12
Total cash and cash equivalents	1,294,664	1,345,710

(1)	As of September 30, 2025, the balance corresponds to Time Deposits of $161,323 (December 31, 2024 – $38,627), Treasury Securities (TES) of $11,179 (December 31, 2024 – $15,480), Investment in Certificates of Deposit (CDT) of $8,739 (December 31, 2024 – $13,641), and National Tax Refund Bonds of $97 (December 31, 2024 – $88,721).

(2)	The balance is as follows:

	September 30, 2025	December 31, 2024
Skandia Fiduciaria S.A.	64,255	-
Fiducolombia S.A.	18,027	13,820
Corredores Davivienda S.A.	9,597	1,984
BBVA Asset S.A.	1,489	233
Fondo de Inversión Colectiva Abierta Occirenta	210	604
Fiduciaria Bogota S.A.	207	188
Credicorp Capital	57	125
Total high liquidity funds	93,842	16,954

The increase corresponds to new fiduciary rights to be used in Grupo Éxito’s operations.

(3)	As of September 30, 2025, the balance corresponds to Uruguayan Treasury bills with a maturity of less than 3 months held by the subsidiary Spice Investment Mercosur S.A. and its subsidiaries in Uruguay.

As of September 30, 2025, the Company recorded returns generated from cash in banks and cash equivalents amounting to $28,228 (September 30, 2024 - $24,017), which were recognized as financial income, as detailed in Note 32.

As of September 30, 2025, and December 31, 2024, cash and cash equivalents are not subject to any restrictions or encumbrances that limit their availability.

Note 8. Trade receivables and other receivables

The balance of trade receivables and other receivables is as follows:

	September 30, 2025	December 31, 2024
Trade receivables (Note 8.1)	288,997	467,400
Other accounts receivable (Note 8.2)	183,937	202,758
Total trade receivables and other receivables	472,934	670,158
Current	463,193	659,699
Non-Current	9,741	10,459

Note 8.1. Trade receivables

The balance of trade receivables is as follows:

	September 30, 2025	December 31, 2024
Trade receivables	250,157	419,384
Rentals and dealers	30,631	42,741
Sale of real-estate project inventories (1)	10,878	10,800
Employee funds and lending	3,691	4,626
Allowance for expected credit loss	(6,360)	(10,151)
Total trade receivables	288,997	467,400

(1)	The balance corresponds to the long-term sale of the Copacabana real estate project

An impairment test is performed at each reporting period-end. The measurement rates are based on the days overdue for groupings of various customer segments with similar loss patterns (such as product type and customer rating, among others). The calculation reflects the result of a reasonable and sustainable weighted probability based on available information at the reporting date, considering past events and current conditions. Generally, trade receivables and other receivables are written off if they are overdue for more than one year.

The expected credit loss provision is recognized as an expense in the period’s results. During the period ended September 30, 2025, the net effect of portfolio impairment on operational results corresponds to an expense of $795 (September 30, 2024 - expense of $11,515).

The movement provision of the expected credit loss during the period was as follows:

Balance as of December 31, 2023	9,663
Additions (Note 29)	30,119
Reversal of allowance for expected credit losses (Note 31)	(18,604)
Write-off of receivables	(6,544)
Effect of exchange difference from translation into presentation currency	(184)
Balance as of September 30, 2024	14,450

Balance as of December 31, 2024	10,151
Additions (Note 29)	15,062
Reversal of allowance for expected credit losses (Note 31)	(14,267)
Write-off of receivables	(2,653)
Other reclassifications	(1,402)
Effect of exchange difference from translation into presentation currency	(531)
Balance as of September 30, 2025	6,360

Note 8.2. Other receivables

The balance of other accounts receivable is as follows:

	September 30, 2025	December 31, 2024
Business agreements (1)	72,808	77,190
Recoverable taxes (2)	58,079	29,294
Loans or advances to employees	10,584	34,894
Sale of property, plant, and equipment (3)	7,291	389
Long-term receivables	5,314	3,405
Money remittances	2,798	8,858
Maintenance fees	932	2,711
Money transfer services	931	1,575
Other receivables (4)	25,200	44,442
Total other receivables	183,937	202,758

(1)	The variation mainly corresponds to the decrease in the account receivable from Proteihuevo S.A.S. for $2,659.

(2)	The increase is mainly attributable to the VAT credit balance generated in the last two two-month periods of the current year, due to a higher amount of deductible VAT.

(3)	The increase mainly corresponds to the sale of the Country lot in Bogotá for $6,986.

(4)	It corresponds mainly to accounts receivable from seizures, gift card issuance, and shopping mall management fees.

Trade receivables and other receivables by age

The details by age of trade receivables and other receivables, excluding impairment, are as follows:

Period	Total	Less than 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 90 days
September 30, 2025	479,294	388,949	13,342	13,720	63,283
December 31, 2024	680,309	630,243	4,105	2,255	43,706

Note 9. Prepayments

The balance of prepayments is as follows:

	September 30, 2025	December 31, 2024
Insurance	17,225	18,479
Lease payments (1)	9,985	12,441
Maintenance	3,886	7,040
Advertising	2,066	1,968
Other prepayments	2,914	4,936
Total prepayments	36,076	44,864
Current	26,702	33,654
Non-current	9,374	11,210

(1)	It corresponds to the leases paid in advance of the following real estate:

	September 30, 2025	December 31, 2024
Almacén Carulla Castillo Grande	5,684	7,104
Almacén Éxito San Martín	2,856	2,856
Proyecto Arábica	-	36
Various shops	1,445	2,445
Total leases	9,985	12,441

Note 10. Related parties

The following companies are considered related parties, with whom no transactions have been carried out as of the date of presentation of these financial statements:

-	Fundación Salvador del mundo;

-	N1 Investments, Inc.;

-	Clarendon Worldwide S.A.;

-	Avelan Enterprise, Ltd.;

-	Foresdale Assets, Ltd.;

-	Invenergy FSRU Development Spain S.L.;

-	Talgarth Trading Inc.;

-	Cama Commercial Group. Corp.;

Note 10.1. Significant agreements

Transactions with related parties primarily refer to transactions between Grupo Éxito and its joint ventures, and other related entities, and were accounted for substantially in accordance with the prices, terms, and conditions agreed upon between the parties under normal market conditions, and no free or compensated services were provided. The agreements are detailed below:

-	Puntos Colombia S.A.S.: Agreement on terms and conditions for the redemption and accumulation of points under its loyalty program, among other services

-	Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by Grupo Éxito through credit cards, (ii) the use of these credit cards inside and outside Grupo Éxito’s stores, and (iii) the use of other financial services agreed upon between the parties within Grupo Éxito’s stores.

-	Sara ANV S.A.: Agreement on terms and conditions for the provision of services.

Note 10.2. Transactions with related parties

Transactions with related parties refer to revenue from the sale of goods and other services, as well as costs and expenses related to the purchase of goods and services received.

As mentioned in Note 1, as of September 30, 2025, the parent company of the entity is Cama Commercial Group Corp.

The value of income from transactions with related parties is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Joint ventures (1)	42,850	40,803	17,943	12,978
Other related parties (2)	723	-	2	-
Total	43,573	40,803	17,945	12,978

(1)	The amount of revenue with each joint venture is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Compañía de Financiamiento Tuya S.A.
Recovery of commercial activations	34,368	30,722	14,980	9,727
Yields from bonds, coupons, and energy	4,174	5,062	1,514	1,829
Real estate leases	3,110	3,174	1,042	1,009
Services	260	544	82	103
Total	41,912	39,502	17,618	12,668

Puntos Colombia S.A.S.
Services	528	774	182	165

Sara ANV S.A.
Personnel payroll reimbursement	410	527	143	145

Total	42,850	40,803	17,943	12,978

(2)	The revenue corresponds to the sale of goods to the company Calleja S.A. de C.V.

The amount of costs and expenses with related parties is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Joint ventures (1)	92,859	86,565	32,586	29,486
Key management personnel (2)	34,472	69,355	7,710	11,644
Members of the Board	118	467	30	24
Other related parties	14	-	-	-
Total	127,463	156,387	40,326	41,154

(1)	The amount of costs and expenses with each joint venture is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Compañía de Financiamiento Tuya S.A.
Commissions on means of payment	7,764	8,610	3,116	2,603

Puntos Colombia S.A.S.
Cost of customer loyalty program	85,095	77,955	29,470	26,883

Total	92,859	86,565	32,586	29,486

(2)	between the Company and key management personnel, including legal representatives and/or administrators, mainly correspond to the employment relationship established between the parties.

The compensation for key management personnel is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Short-term employee benefits	33,363	68,529	7,227	11,401
Post-employment benefits	1,109	826	483	243
Total	34,472	69,355	7,710	11,644

Note 10.3. Receivables from related parties

The balance of receivables and other non-financial assets with related parties is as follows:

	Receivables		Other non-financial assets
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Joint ventures (1)	33,399	37,664	1,725	-
Other related parties (2)	405	6	-	-
Total	33,804	37,670	1,725	-
Current	33,804	37,670	-	-
Non-current	-	-	1,725	-

(1)	The balances correspond to the following joint ventures and the following items:

-	Receivables:

	September 30, 2025	December 31, 2024
Compañía de Financiamiento Tuya S.A.
Commercial activations, services, and coupon collection	514	3,350
Other services	1,859	1,301
Total	2,373	4,651

Puntos Colombia S.A.S.
Redemption of points	30,920	32,960

Sara ANV S.A.
Other services	106	53

Total	33,399	37,664

-	Other non-financial assets:

The balance of $1,725 as of September 30, 2025, corresponds to payments made to Sara ANV S.A. for the subscription of shares.

(2)	The balance corresponds to Calleja S.A. de C.V. for the purchase of goods.

Note 10.4. Payables to related parties

The balance of payables to related parties is as follows:

	September 30, 2025	December 31, 2024
Joint ventures (1)	48,441	43,757

(1)	The balance of payables for each joint venture is as follows:

	September 30, 2025	December 31, 2024
Puntos Colombia S.A.S (a)	40,585	43,725
Compañía de Financiamiento Tuya S.A.	7,856	32
Total	48,441	43,757

(a)	It corresponds to the issuance of points (accumulations) issued.

Note 10.5. Lease liabilities with related parties

The balance of other lease liabilities with related parties is as follows:

	September 30, 2025	December 31, 2024
Joint Ventures (1)	-	11,973

(1)	It corresponds to collections received from third parties for the use of the Éxito Card, owned by Compañía de Financiamiento Tuya S.A. (Note 25).

Note 11. Inventories, net and Cost of sales

Note 11.1. Inventories, net

The balance of inventories is as follows:

	September 30, 2025	December 31, 2024
Inventories, net (1)	2,769,129	2,700,309
Inventories in transit	72,778	42,892
Raw materials	21,869	42,090
Real estate project inventories (2)	13,716	16,941
Materials, spares, accessories and consumable packaging	13,137	16,542
Production in process	9	12
Total inventories, net	2,890,638	2,818,786

(1)	The movement of the losses on inventory obsolescence and damage, included as lower value in inventories, during the reporting periods is as follows:

Balance as of December 31, 2023	19,583
Loss recognized during the period (Note 11.2.)	11,093
Effect of exchange difference from translation into presentation currency	(115)
Balances as of September 30, 2024	30,561

Balance as of December 31, 2024	31,114
Reversal of loss recognized during the period (Note 11.2.)	(8,744)
Effect of exchange difference from translation into presentation currency	(843)
Balances as of September 30, 2025	21,527

(2)	For 2025, it corresponds to the Éxito Occidente real estate project for $11,584 (December 31, 2024 - $14,809) and the Éxito La Colina real estate project for $2,132 (December 31, 2024 - $2,132).

As of September 30, 2025, and December 31, 2024, the inventories are free from restrictions or encumbrances that limit their marketability or realizability.

Note 11.2. Cost of sales

The information related to the cost of sales, impairment, and the losses and reversals of impairment recognized in inventories is presented below:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Cost of goods sold (1)	13,351,476	13,124,289	4,443,057	4,452,335
Trade discounts and purchase rebates	(2,228,918)	(2,158,671)	(762,367)	(746,918)
Logistics costs (2)	487,116	503,535	160,221	167,572
Damage and loss	210,474	204,201	73,719	78,230
(Gain) Loss recognized during the period (Note 11.1)	(8,744)	11,093	2,219	4,829
Total cost of sales	11,811,404	11,684,447	3,916,849	3,956,048

(1)	For the quarter ended September 30, 2025, it includes $22,110 of depreciation and amortization costs (September 30, 2024 - $21,986).

(2)	The balance is composed of the following items:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Employee benefits	275,958	280,965	89,419	94,218
Services	121,892	144,649	41,593	44,802
Depreciations and amortizations	59,886	60,408	19,724	20,732
Leases	10,039	3,831	3,195	1,293
Maintenance and repair	4,734	4,472	1,526	1,489
Upload and download operators	4,418	4,431	1,549	1,661
Packaging and marking material	4,398	4,084	1,453	1,286
Fuels	2,564	2,296	840	805
Insurance	418	474	104	173
Other minors	2,809	(2,075)	818	1,113
Total logistics costs	487,116	503,535	160,221	167,572

Note 12. Financial assets

The balance of financial assets is as follows:

	September 30, 2025	December 31, 2024
Financial assets measured at fair value through other comprehensive income (1)	4,095	14,739
Derivative financial instruments (2)	473	4,469
Financial assets measured at fair value through profit or loss	315	458
Total financial assets	4,883	19,666
Current	407	4,525
Non-current	4,476	15,141

(1)	Financial assets measured at fair value through other comprehensive income correspond to equity investments that are not held for trading. The details of these investments are as follows:

	September 30, 2025	December 31, 2024
Proteihuevos	2,659	-
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	70	71
La Promotora S.A.	33	33
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Bond investments	-	13,302
Total financial assets measured at fair value through other comprehensive income	4,095	14,739

(2)	The derivatives are related to foreign exchange forwards. The fair values of these instruments are determined using valuation models commonly used by market participants.

As of September 30, 2025, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $3,923.55 1 EUR / $4,606.64	MUSD / $11.015 MEUR / $0.950	473

The details of the maturity dates of these instruments as of September 30, 2025, are as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	101	166	206	-	-	473

As of December 31, 2024, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $4,409.15 1 EUR / $4,580.67	MUSD / $30.477 MEUR / $0.900	4,469

The details of the maturity dates of these instruments as of December 31, 2024, are as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	2,234	2,160	75	-	-	4,469

As of September 30, 2025, and December 31, 2024, financial assets have no restrictions or liens that limit their negotiability or realization, except for judicial deposits related to the subsidiaries Libertad S.A. and Grupo Disco del Uruguay S.A. in the amount of $14 (December 31, 2024 – $55), included under the line item ‘Financial assets measured at fair value through profit or loss’.

As of September 30, 2025, and December 31, 2024, no impairment in value was observed in any of the assets.

Note 13. Property, plant and equipment, net

The balance of property, plant, and equipment, net is as follows:

	September 30, 2025	December 31, 2024
Land	1,240,554	1,297,769
Buildings	2,270,197	2,356,882
Machinery and equipment	1,293,885	1,286,429
Furniture and fixtures	814,528	821,603
Assets under construction	70,167	52,703
Installations	219,248	221,036
Improvements to third-party properties	786,563	799,085
Vehicles	27,806	31,973
Computers	415,684	429,005
Others	289	289
Total property, plant and equipment, gross	7,138,921	7,296,774
Accumulated depreciation	(3,148,880)	(3,024,319)
Impairment	(1,116)	(10,830)
Total property, plant and equipment, net	3,988,925	4,261,625

The movements in the cost of property, plant, and equipment, its accumulated depreciation and its impairment during the presented period are as follows:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third-party properties	Vehicles	Computers	Others	Total
Balance as of December 31, 2023	1,145,625	2,149,905	1,204,968	751,496	48,456	183,485	768,322	23,148	389,756	289	6,665,450
Additions	1,843	2,027	41,733	29,413	47,700	3,323	9,894	258	9,943	-	146,134
(Decrease) increase from movements between property, plant and equipment accounts	-	-	7,872	6,089	(17,066)	2,956	-	-	149	-	-
(Disposals and derecognition)	(152)	-	(16,512)	(5,561)	(653)	(884)	(10,293)	(294)	(1,928)	-	(36,277)
Effect of exchange differences on translation into presentation currency	(8,474)	(10,939)	(88)	444	298	3,703	6,309	(882)	(1,793)	-	(11,422)
Decreases) from transfers to other balance sheet accounts – intangibles	-	-	-	-	(847)	-	-	-	-	-	(847)
(Decreases) from transfers to other balance sheet accounts – inventories	(2,760)	(6,267)	(7)	-	-	-	-	-	-	-	(9,034)
(Decrease) from transfers to (from) other balance sheet accounts - tax assets	-	-	(4,647)	(3,290)	(118)	-	(427)	-	(823)	-	(9,305)
Inflation adjustments	139,196	186,829	28,029	24,571	122	-	-	5,306	30,299	-	414,352
Balance as of September 30, 2024	1,275,278	2,321,555	1,261,348	803,162	77,892	192,583	773,805	27,536	425,603	289	7,159,051

Balance as of December 31, 2024	1,297,769	2,356,882	1,286,429	821,603	52,703	221,036	799,085	31,973	429,005	289	7,296,774
Additions	-	2,097	34,538	10,110	42,229	2,190	6,889	207	3,285	-	101,545
Increase (decrease) from movements between property, plant and equipment accounts	-	262	3,370	2,600	(13,204)	7,316	(356)	-	12	-	-
(Disposals and derecognition)	-	(2,114)	(10,259)	(3,818)	(254)	(4,403)	(8,276)	(586)	(2,558)	-	(32,268)
Effect of exchange differences on translation into presentation currency	(107,219)	(144,964)	(24,685)	(22,727)	(7,744)	(6,891)	(10,437)	(6,342)	(23,214)	-	(354,223)
(Decreases) from transfers to other balance sheet accounts	(252)	-	-	-	-	-	-	-	-	-	(252)
Increase by transfer from Investment Property	-	94	-	-	-	-	-	-	-	-	94
Increase (Decrease) from transfers to (from) other balance sheet accounts - tax assets	-	8	(4,188)	(1,033)	(321)	-	(342)	-	(150)	-	(6,026)
Inflation adjustments	50,256	57,932	8,680	7,793	(3,242)	-	-	2,554	9,304	-	133,277
Balance as of September 30, 2025	1,240,554	2,270,197	1,293,885	814,528	70,167	219,248	786,563	27,806	415,684	289	7,138,921

Accumulated depreciation	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third-party properties	Vehicles	Computers	Others	Total
Balance as of December 31, 2023		575,427	702,416	552,182		105,595	372,997	17,920	264,134	4	2,590,675
Depreciation		39,399	68,457	42,495		9,191	30,348	957	28,524	-	219,371
(Disposals and withdrawals)		-	(12,884)	(3,892)		(563)	(6,743)	(289)	(1,918)	-	(26,289)
Effect of exchange differences on translation into presentation currency		(4,932)	(298)	868		2,071	2,249	(669)	(1,663)	-	(2,374)
(Decreases) from transfers to other balance sheet accounts – inventories		(1,977)	(1)	-		-	-	-	-	-	(1,978)
Inflation adjustments		80,533	23,736	19,718		-	-	5,177	28,433	-	157,597
Balance as of September 30, 2024		688,450	781,426	611,371		116,294	398,851	23,096	317,510	4	2,937,002

Balance as of December 31, 2024		713,606	801,441	628,114		120,286	405,383	26,582	328,903	4	3,024,319
Depreciation		39,192	68,119	39,329		10,563	27,853	754	27,116	-	212,926
(Disposals and withdrawals)		(201)	(7,293)	(3,457)		(2,102)	(2,306)	(579)	(2,552)	-	(18,490)
Effect of exchange differences on translation into presentation currency		(58,452)	(19,149)	(17,872)		(3,833)	(3,739)	(5,150)	(21,720)	-	(129,915)
Other minor changes		221	-	-		-	-	-	-	-	221
Inflation adjustments		30,860	8,625	7,494		-	-	3,088	9,752	-	59,819
Balance as of September 30, 2025		725,226	851,743	653,608		124,914	427,191	24,695	341,499	4	3,148,880

Impairment losses	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third-party properties	Vehicles	Computers	Others	Total
Balance as of December 31, 2023	-	-	-	-	-	-	5,010	-	-	-	5,010
(Reversals) of impairment losses	-	-	-	-	-	-	(590)	-	-	-	(590)
Effect of exchange differences on translation into presentation currency	-	-	-	-	-	-	109	-	-	-	109
Balance as of September 30, 2024	-	-	-	-	-	-	4,529	-	-	-	4,529

Balance as of December 31, 2024	-	-	-	-	-	-	10,830	-	-	-	10,830
(Reversals) of impairment losses	-	-	-	-	-	-	(9,518)	-	-	-	(9,518)
Effect of exchange differences on translation into presentation currency	-	-	-	-	-	-	(196)	-	-	-	(196)
Balance as of September 30, 2025	-	-	-	-	-	-	1,116	-	-	-	1,116

The assets under construction are represented by those assets in the process of construction, assembly, or installation that are not yet in the expected condition for use by Grupo Éxito’s management, and on which the costs directly attributable to the construction process continue to be capitalized, when they are eligible assets.

Within the cost of property, plant, and equipment, no balances of estimates for dismantling costs or similar are included, as Grupo Éxito’s evaluation and analysis have determined that there are no contractual or legal obligations requiring these estimates at the time of acquisition.

As of September 30, 2025, and December 31, 2024, property, plant, and equipment are free from restrictions or encumbrances that limit their realizability or marketability, and there are no contractual commitments for the acquisition, construction, or development of property, plant, and equipment.

As of September 30, 2025, and December 31, 2024, property, plant, and equipment do not have residual values affecting their depreciable amounts.

As of September 30, 2025, and December 31, 2024, Grupo Éxito holds insurance policies covering the risk of loss on these assets.

Information on impairment testing is presented in Note 34.

Note 13.1. Additions to property, plant and equipment for cash flow presentation purposes

	January 1 to September 30, 2025	January 1 to September 30, 2024
Additions	101,545	146,134
Financing of property, plant, and equipment – Additions	(122,589)	(184,986)
Financing of property, plant, and equipment – Payments	137,000	250,318
Acquisition of property, plant and equipment in cash	115,956	211,466

Note 14. Investment properties, net

Grupo Éxito’s investment properties consist of commercial premises and land held to generate rental income from operating lease contracts or future appreciation in their value.

The balance of investment properties, net, is as follows:

	September 30, 2025	December 31, 2024
Land	276,554	286,701
Buildings	1,871,397	1,952,221
Constructions in progress	16,409	18,012
Total cost of investment properties	2,164,360	2,256,934
Accumulated depreciation	(425,776)	(420,651)
Impairment	(7,957)	(7,957)
Total investment properties, net	1,730,627	1,828,326

The movements in the cost of investment properties and in the accumulated depreciation during the presented period are as follows:

Cost	Land	Buildings	Constructions in progress	Total
Balance as of December 31, 2023	263,172	1,671,190	22,613	1,956,975
Additions	-	2,308	21,372	23,680
Increase (decrease) from transfers between investment properties	-	11,857	(11,857)	-
(Disposals and withdrawals)	-	-	(575)	(575)
Effect of exchange differences on the translation into presentation currency	(953)	(22,265)	(59)	(23,277)
Inflation adjustments	21,172	233,061	597	254,830
Balance as of September 30, 2024	283,391	1,896,151	32,091	2,211,633

Balance as of December 31, 2024	286,701	1,952,221	18,012	2,256,934
Additions	-	72	10,444	10,516
Increase (decrease) from transfers from property, plant and equipment	-	11,699	(11,699)	-
(Decrease) from transfers between investment properties	-	-	(94)	(94)
Effect of exchange differences on the translation into presentation currency	(16,816)	(167,022)	(425)	(184,263)
Reclassifications from (to) other balance sheet accounts.	-	-	(19)	(19)
Inflation adjustments	6,669	74,427	190	81,286
Balance as of September 30, 2025	276,554	1,871,397	16,409	2,164,360

Accumulated depreciation	Buildings
Balance as of December 31, 2023	295,673
Depreciation	25,338
Disposals	(2)
Effect of exchange differences on the translation into presentation currency	(6,702)
Inflation adjustments	82,425
Balance as of September 30, 2024	396,732

Balance as of December 31, 2024	420,651
Depreciation	25,954
Effect of exchange differences on the translation into presentation currency	(56,315)
Inflation adjustments	35,486
Balance as of September 30, 2025	425,776

As of September 30, 2025, and December 31, 2024, investment properties are free from restrictions or encumbrances that limit their realizability or marketability.

As of September 30, 2025, and December 31, 2024, Grupo Éxito has no commitments for the acquisition, construction, or development of investment properties. Additionally, there is no third-party compensation for damaged or lost investment properties.

Note 35 presents the fair values of the investment properties, which were based on valuations performed annually by an independent third party.

Note 15. Leases

Note 15.1. Right-of-use assets, net

The balance of right-of-use assets, net, is as follows

	September 30, 2025	December 31, 2024
Right-of-use assets	3,824,977	3,626,895
Accumulated depreciation	(2,050,524)	(1,883,078)
Impairment	(1,563)	(15,465)
Total right-of-use assets, net	1,772,890	1,728,352

The movements in the cost of right-of-use assets and in their accumulated depreciation during the presented period are as follows:

Cost
Balance as of December 31, 2023	2,980,106
Increase from new contracts	72,694
Remeasurements from existing contracts (1)	487,849
Derecognition, reversal and disposal (2)	(33,030)
Inflation adjustments	4,293
Effect of exchange differences on the translation into presentation currency	3,604
Balance as of September 30, 2024	3,515,516

Balance as of December 31, 2024	3,626,895
Increase from new contracts	7,412
Remeasurements from existing contracts (1)	259,885
Derecognition, reversal and disposal (2)	(42,596)
Effect of exchange differences on the translation into presentation currency	(26,619)
Balance as of September 30, 2025	3,824,977

Accumulated depreciation
Balance as of December 31, 2023	1,612,996
Depreciation	233,807
Disposals and withdrawals (2)	(33,030)
Inflation adjustments	2,286
Effect of exchange differences on the translation into presentation currency	4,156
Balance as of September 30, 2024	1,820,215

Balance as of December 31, 2024	1,883,078
Depreciation	231,621
(Decrease) from new measurements (1)	(10,796)
Disposals and withdrawals (2)	(44,492)
Effect of exchange differences on the translation into presentation currency	(8,887)
Balance as of September 30, 2025	2,050,524
Impairment loss
Balance as of December 31, 2023	5,857
Disposals and withdrawals (2)	(15)
Effect of exchange differences on the translation into presentation currency	121
Balance as of September 30, 2024	5,963

Balance as of December 31, 2024	15,465
Impairment loss	57
Disposals and withdrawals (2)	(13,681)
Effect of exchange differences on the translation into presentation currency	(278)
Balance as of September 30, 2025	1,563

(1)	It is primarily due to the extension of lease terms, indexations, and modifications in the leases.

(2)	It is primarily due to the early termination of lease contracts.

The balance of the cost of right-of-use assets by underlying asset class is as follows:

	September 30, 2025	December 31, 2024
Buildings	3,800,244	3,600,071
Vehicles	12,713	14,711
Land	12,020	12,113
Total	3,824,977	3,626,895

The balances of accumulated depreciation of right-of-use assets by underlying asset class are as follows:

	September 30, 2025	December 31, 2024
Buildings	2,039,072	1,869,479
Vehicles	6,888	9,669
Land	4,564	3,930
Total accumulated depreciation	2,050,524	1,883,078

The depreciation expense by underlying asset class is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Buildings	228,678	229,565	74,416	77,370
Vehicles	2,177	3,032	759	918
Land	766	597	260	209
Equipment	-	613	-	71
Total depreciation expense	231,621	233,807	75,435	78,568

Grupo Éxito is not exposed to future cash outflows from extension options and termination options. Additionally, there are no residual value guarantees, restrictions, or obligations imposed by leases.

As of September 30, 2025, the average remaining term of the lease contracts is 13,6 years (December 31, 2024 – 11 years), which is also the average remaining depreciation term of the right-of-use assets.

Note 15.2. Lease liabilities

The balance of the lease liability is as follows:

	September 30, 2025	December 31, 2024
Lease liabilities	2,016,393	1,984,244
Current	282,753	299,456
Non-current	1,733,640	1,684,788

The movements in the lease liability are as follows:

Balance as of December 31, 2023	1,567,959
Increase due to new contracts	72,694
Accrued interest (Note 32)	110,582
Remeasurements from existing contracts	487,849
Write-off, reversal, and disposal	(1,416)
Payment of lease liabilities	(207,366)
Interest payments on lease liabilities	(111,312)
Effect of exchange differences on the translation into presentation currency	419
Balance as of September 30, 2024	1,919,409

Balance as of December 31, 2024	1,984,244
Increase due to new contracts	7,412
Accrued interest (Note 32)	117,400
Remeasurements from existing contracts	270,681
Write-off, reversal, and disposal	(1,725)
Payment of lease liabilities	(214,974)
Interest payments on lease liabilities	(115,799)
Effect of exchange differences on the translation into presentation currency	(30,846)
Balance as of September 30, 2025	2,016,393

Below are the future lease liability payments as of September 30, 2025:

Up to one year	1,159,105
From 1 to 5 years	359,557
More than 5 years	1,187,245
Minimum installments for lease liabilities (*)	2,705,907
Future financing (expenses)	(689,514)
Total minimum net installments for lease liabilities	2,016,393

(*)	This amount includes principal and interest.

Note 16. Other intangible assets, net

The balance of other intangible assets, net is as follows:

	September 30, 2025	December 31, 2024
Trademarks	280,503	302,322
Computer software	217,030	223,864
Rights	26,447	27,471
Others	131	156
Total cost of other intangible assets	524,111	553,813
Accumulated amortization	(161,497)	(153,099)
Total other intangible assets, net	362,614	400,714

The changes in the cost of intangible assets and in accumulated amortization during the reported period are as follows:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance as of December 31, 2023	250,879	278,893	23,385	90	553,247
Additions	6	12,384	121	-	12,511
Transfers from other balance sheet accounts – property, plant and equipment.	-	847	-	-	847
(Disposals and derecognition)	-	(6,061)	-	-	(6,061)
Effect of exchange differences on the translation into presentation currency	(2,171)	581	(265)	(5)	(1,860)
Inflation adjustments	45,875	-	3,065	63	49,003
Balance as of September 30, 2024	294,589	286,644	26,306	148	607,687

Balance as of December 31, 2024	302,322	223,864	27,471	156	553,813
Additions	-	7,435	-	-	7,435
(Disposals and derecognition)	-	(13,116)	-	-	(13,116)
Effect of exchange differences on the translation into presentation currency	(36,272)	(1,153)	(2,341)	(45)	(39,811)
Inflation adjustments	14,453	-	1,317	20	15,790
Balance as of September 30, 2025	280,503	217,030	26,447	131	524,111

Accumulated amortization	Computer software	Rights	Others	Total
Balance as of December 31, 2023	185,455	1,354	69	186,878
Amortization	23,957	137	-	24,094
Effect of exchange differences on the translation into presentation currency	480	(124)	(6)	350
Inflation adjustments	-	1,878	63	1,941
(Disposals and derecognition)	(5,679)	-	-	(5,679)
Balance as of September 30, 2024	204,213	3,245	126	207,584

Balance as of December 31, 2024	149,181	3,783	135	153,099
Amortization	22,527	-	213	22,740
Effect of exchange differences on the translation into presentation currency	(961)	(1,268)	(46)	(2,275)
Transfers	-	-	(213)	(213)
Inflation adjustments	-	1,237	20	1,257
(Disposals and derecognition)	(13,111)	-	-	(13,111)
Balance as of September 30, 2025	157,636	3,752	109	161,497

(1)	The balance of trademarks is shown below:

Operating segment	Brand	Useful life	September 30, 2025	December 31, 2024
Uruguay	Miscellaneous	Indefinite	114,976	118,634
Argentina	Libertad	Indefinite	79,094	97,255
Colombia	Miscellaneous	Indefinite	86,433	86,433
			280,503	302,322

Trademarks and rights have an indefinite useful life. Grupo Éxito considers that there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows; therefore, they are not amortized.

As of September 30, 2025, and December 31, 2024, the other intangible assets do not have any restrictions or encumbrances that limit their realization or marketability. Additionally, there are no commitments to the acquisition or development of intangible assets.

Note 17. Goodwill

The balance of goodwill is as follows:

	September 30, 2025	December 31, 2024
Spice Investment Mercosur S.A.	1,439,481	1,477,494
Retail trade Colombia	1,454,094	1,454,094
Libertad S.A.	298,074	366,515
Total goodwill	3,191,649	3,298,103
Impairment loss Colombia	(1,017)	(1,017)
Total goodwill, net	3,190,632	3,297,086

Grupo Éxito has evolved in its operational management, adopting a comprehensive approach to retail business instead of analyzing each brand separately. As of December 31, 2024, cash flows, revenues, and costs are managed in an integrated manner, prioritizing the overall performance of each business line, which has led to a change in accounting estimates. The management, aligned with the new parent entity, has transitioned to performance reporting based on business lines, such as retail and real estate, rather than extensive segmentation by brand or store. As a result, the retail business will be consolidated in Colombia and Uruguay into a single UGE encompassing all brands.

Changes in goodwill are shown below:

	Cost	Impairment loss	Net
Balance as of December 31, 2023	3,081,639	(1,017)	3,080,622
Effect of exchange differences on the translation into presentation currency	6,584	-	6,584
Inflation adjustments	172,886	-	172,886
Balance as of September 30, 2024	3,261,109	(1,017)	3,260,092

Balance as of December 31, 2024	3,298,103	(1,017)	3,297,086
Effect of exchange differences on the translation into presentation currency	(159,578)	-	(159,578)
Inflation adjustments	54,466	-	54,466
Disposals and derecognition	(1,342)	-	(1,342)
Balance as of September 30, 2025	3,191,649	(1,017)	3,190,632

Goodwill has an indefinite useful life due Grupo Éxito’s intended use of it, therefore, it is not amortized.

Note 18. Investments accounted for using the equity method

The balance of investments accounted for using the equity method is as follows:

Company	Classification	September 30, 2025	December 31, 2024
Compañía de Financiamiento Tuya S.A.	Joint venture	294,626	271,627
Puntos Colombia S.A.S.	Joint venture	22,545	17,691
Sara ANV S.A.	Joint venture	637	2,236
Total investments accounted for using the equity method		317,808	291,554

There are no restrictions on the ability of joint ventures to transfer funds in the form of cash dividends, or the reimbursement of loans or advances made.

It has no contingent liabilities incurred in connection with its interest in them.

Grupo Éxito has no implicit obligations assumed on behalf of investments accounted for using the equity method, arising from losses that exceed the investment held.

Investments are not subject to any restrictions or encumbrances that affect the investment held.

The corporate objects, other corporate information, and financial information of the investments accounted for using the equity method were properly disclosed in the consolidated financial statements presented at the end of 2024.

The movement of investments accounted for using the equity method during the reported period is as follows:

Balance as of December 31, 2023	232,558
Capitalizations and/or (returns), net	129,250
Share of income (Note 18.1)	(66,622)
Balance as of September 30, 2024	295,186

Balance as of December 31, 2024	291,554
Share of income (Note 18.1)	30,970
Dividends declared	(4,716)
Balance as of September 30, 2025	317,808

Note 18.1. Share of profit (loss) of joint ventures

The result of the share in the profits and losses of joint ventures is composed as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Compañía de Financiamiento Tuya S.A.	22,999	(70,936)	3,114	(19,409)
Puntos Colombia S.A.S.	9,570	5,615	4,034	1,633
Sara ANV S.A.	(1,599)	(1,301)	(591)	(424)
Total	30,970	(66,622)	6,557	(18,200)

Note 19. Non-cash transactions

During the quarters ended on September 30, 2025, and September 30, 2024, Grupo Éxito had non-cash additions to property, plant, and equipment, and right-of-use assets, which were not included in the statement of cash flows, presented in Notes 13.1 and 15, respectively.

Note 20. Loans and borrowings

The balance of loans and borrowings is as follows:

	September 30, 2025	December 31, 2024
Bank loans	2,041,580	1,895,118
Letters of credit	134,701	12,555
Put option on non-controlling interests (1)	-	350,776
Total loans and borrowings	2,176,281	2,258,449
Current	2,176,281	1,984,727
Non-current	-	273,722

(1)	In September 30, 2025, Spice Investment Mercosur S.A. executed the put option over the non-controlling interest in Grupo Disco Uruguay S.A. for 15.66%.

The movements of loans and borrowings during the reported period are as follows:

Balance as of December 31, 2023	1,266,205
Proceeds from loans and borrowings	1,483,290
Changes in the fair value of the put option recognized in equity	(118,358)
Interest accrued	164,446
Translation difference	(1,476)
Payments of loans and borrowings	(197,461)
Payments of interest on loans and borrowings	(141,423)
Balance as of September 30, 2024	2,455,223

Balance as of December 31, 2024 (1)	2,258,449
Proceeds from loans and borrowings (2)	1,073,307
Changes in the fair value of the put option recognized in equity	(350,776)
Interest accrued	148,644
Translation difference	(28,180)
Payments of loans and borrowings (3)	(771,761)
Payments of interest on loans and borrowings	(153,402)
Balance as of September 30, 2025	2,176,281

(1)	As of December 31, 2024, the balance corresponds to:

$60,271 from the bilateral credit agreement signed on March 27, 2020, $138,395 from the bilateral credit agreement signed on September 3, 2020; three bilateral credits of $153,592, $89,069, and $95,211 signed on March 26, 2021; as well as $100,136 from the bilateral credit agreement signed on August 28, 2023; $25,259 from the bilateral credit agreement signed on August 30, 2023; four revolving bilateral credits of $30,609, $71,269, $71,111, and $233,890 signed on February 18, 2022; $104,257 from the revolving bilateral credit agreement signed on February 25, 2022; $100,396 from the bilateral credit agreement signed on February 12, 2024; $137,997 from the bilateral credit agreement signed on August 6, 2024; $67,262 from the bilateral credit agreement signed on August 29, 2024; and $203,123 from the bilateral credit agreement signed on October 28, 2024, by the parent company.

Put option contract of Spice Investments Mercosur S.A. for $350,776 with the non-controlling interest holders of the subsidiary Grupo Disco Uruguay S.A.

From the subsidiary Spice Investments Mercosur S.A. and its subsidiaries, loans amounting to $145,050 and letters of credit for $12,555.

From the subsidiary Libertad S.A., loans amounting to $68,221.

(2)	The Company requested disbursements of $50,000 from the bilateral loan agreement signed on February 7, 2025; $35,000 from the bilateral loan agreement signed on February 21, 2025; $50,000 from the bilateral loan agreement signed on April 15, 2025; $83,400 from the bilateral loan agreement signed on April 28, 2025; $95,000 from the bilateral loan agreement signed on May 2, 2025; $100,000 from the bilateral loan agreement signed on May 15, 2025; $50,000 from the bilateral credit agreement signed on July 8, 2025; $330,000 from the bilateral credit agreement signed on August 26, 2025.

During the period ended September 30, 2025, the subsidiary Libertad S.A. requested disbursements amounting to $190,881

During the period ended September 30, 2025, the subsidiary Spice Investments Mercosur S.A. and its subsidiaries requested loan disbursements amounting to $3,120 and letters of credit for $85,906.

(3)	During the period ended September 30, 2025, the Parent Company repaid $24,168 corresponding to the bilateral credit agreement signed on March 27, 2020; $25,000 from the bilateral credit agreements signed on August 30, 2023; $50,000 from the bilateral credit agreement signed on August 6, 2024; $100,000 from the revolving bilateral credit agreement signed on February 25, 2022; $17,271 and $91,725 from two bilateral credits signed on March 26, 2021; $50,000 from the bilateral credit agreement signed on April 15, 2025; $30,000 and $20,000 from the revolving bilateral credits signed on February 18, 2022; $95,000 from the bilateral credit agreement signed on May 2, 2025; $82,513 from the bilateral credit agreement signed on May 15, 2025 and $50,000 from the bilateral credit agreement signed on August 26, 2025.

During the period ended September 30, 2025, the subsidiary Spice Investments Mercosur S.A. and its subsidiaries repaid loans amounting to $16,682 and letters of credit for $89,656.

During the period ended September 30, 2025, the subsidiary Libertad S.A. repaid loans amounting to $29,746.

These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, as none were incurred.

As of September 30, 2025, the weighted average nominal interest rate on bank loans is below RBI (Reference Banking Index) +2%.

As of September 30, 2025, the Company has no unused credit lines.

As of September 30, 2025, Grupo Éxito has no long-term borrowings or loans.

Covenants

Under the credit and loan agreements, Grupo Éxito is required to comply with the following financial covenants: while there are outstanding payment obligations of Almacenes Éxito S.A. arising from the contracts signed on March 27, 2020, it must maintain a maximum leverage financial ratio (adjusted recurring EBITDA and gross financial liabilities) of 2.8x. This ratio will be measured annually on April 30, or the following business day if April 30 is a non-business day, based on the separate and audited annual financial statements of Almacenes Éxito S.A.

As of December 31, 2024, the covenants were complied with.

Additionally, under the same credit and loan agreements, Grupo Éxito is required to comply with certain non-financial covenants, which were also met as of December 31, 2024.

Note 21. Employee benefits

The balance of employee benefits is as follows:

	September 30, 2025	December 31, 2024
Defined benefit plans	33,019	37,155
Long-term benefit plan	1,845	1,676
Total employee benefits	34,864	38,831
Current	4,539	4,055
Non-current	30,325	34,776

Note 22. Provisions

The balance of provisions is as follows:

	September 30, 2025	December 31, 2024
Legal proceedings (1)	19,910	18,629
Restructuring (2)	7,887	28,955
Taxes other than income taxes	34	54
Others (3)	6,498	13,757
Total provisions	34,329	61,395
Current	20,816	47,327
Non-current	13,513	14,068

As of September 30, 2025, and December 31, 2024, the Company has no provisions for onerous contracts recorded.

(1)	Provisions for legal proceedings are recognized to cover the estimated probable losses against Grupo Éxito due to labor, administrative, regulatory and civil litigations, which are calculated based on the best estimate of the outflow required to settle the obligation as of the date of preparation of the financial statements. There is no individual material proceeding included in these provisions.

	September 30, 2025	December 31, 2024
Labor legal proceedings	14,563	14,153
Civil legal proceedings	5,347	4,476
Total legal proceedings	19,910	18,629

(2)	The provision for restructuring corresponds to the reorganization processes in warehouses, the corporate office, and distribution centers of the Company. The value of the provision is calculated based on the disbursements necessary to be made, which are directly associated with the restructuring plan.

(3)	The balance of other provisions corresponds to:

	September 30, 2025	December 31, 2024
Store closures	3,579	10,036
Urban improvements	2,215	2,215
Shrinkage for VMI merchandise	315	1,018
Other minor provisions in the Colombian subsidiaries	210	220
Other minor provisions in Libertad S.A.	179	268
Total others	6,498	13,757

The balances and movements presented in the provisions are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Others	Total
Balance as of December 31, 2023	19,736	297	5,180	8,462	33,675
Increases	5,197	-	56,790	17,103	79,090
Payments	(1,041)	-	(31,592)	(8,965)	(41,598)
Reversals (not used)	(5,943)	(242)	(1,686)	(3,756)	(11,627)
Other reclassifications	(745)	-	-	745	-
Effect of exchange differences on the translation into presentation currency	59	(1)	-	(15)	43
Balance as of September 30, 2024	17,263	54	28,692	13,574	59,583

Balance as of December 31, 2024	18,629	54	28,955	13,757	61,395
Increase	9,082	-	4,779	5,057	18,918
Uses	(104)	-	(11,011)	-	(11,115)
Payments	(1,805)	-	(11,692)	(5,972)	(19,469)
Reversals (not used)	(4,857)	-	-	(6,255)	(11,112)
Other reclassifications	(1,035)	(20)	(3,144)	(89)	(4,288)
Balance as of September 30, 2025	19,910	34	7,887	6,498	34,329

Note 23. Trade payables and other payables

	September 30, 2025	December 31, 2024
Payables to suppliers of goods	2,675,081	3,056,293
Payables and other payables - agreements (1)	412,462	501,603
Payables to other suppliers	334,644	335,518
Labor liabilities	332,910	303,365
Withholding tax payable (2)	242,828	74,504
Dividends payable (3)	40,841	9,249
Purchase of assets (4)	35,897	53,405
Tax payable	33,722	70,365
Others	25,012	26,372
Total trade payables and other payables	4,133,397	4,430,674
Current	4,131,777	4,408,479
Non-current	1,620	22,195

(1)	The details of payables and other payables - agreements are shown below:

	September 30, 2025	December 31, 2024
Payables to suppliers of goods	361,467	447,726
Payables to other suppliers	50,995	53,877
Total payables and other payable - agreements	412,462	501,603

In Colombia, invoice factoring transactions are initiated by the suppliers, who, at their sole discretion, choose the banks that will advance the financial resources before the invoice due dates, in accordance with the terms and conditions negotiated with Grupo Éxito.

The Company cannot direct a bank of its preference or financial relationship to the supplier, nor reject the execution of the transactions, as the legislation guarantees the supplier the right to freely transfer the title to any bank via endorsement.

Additionally, Grupo Éxito enters into agreements with certain financial institutions in Colombia that provide an extended payment period for these discounted invoices from its suppliers. The terms of these agreements are not exclusive to Grupo Éxito, as they are based on market practices in Colombia applicable to other companies which legally do not alter the nature of the commercial transaction.

(2)	The increase corresponds to withholding tax filings and other taxes pending payment, which will be offset against the income tax credit balance from the 2024 tax return.

(3)	The increase corresponds to dividends declared in 2025.

The reduction mainly corresponds to payments made during the year to third parties from whom furniture and fixed assets were acquired.

Note 24. Income tax

Note 24.1. Tax regulations applicable to Grupo Éxito and its Colombian subsidiaries

Income tax rate applicable to Éxito and its Colombian subsidiaries

a.	a. For the taxable years 2025 and 2024, the corporate income tax rate is 35%. Beginning with the 2023 taxable year, the minimum tax rate calculated on financial profit may not be lower than 15%; if it is, it must be increased by the necessary percentage points to reach the stated effective rate.

b.	As of the 2021 taxable year, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	Since 2007, comprehensive inflation adjustments have been eliminated for tax purposes.

d.	Since 2007, the occasional earnings tax for legal entities has been reactivated, calculated on the total profit obtained by the taxpayers under this concept during the taxable year. As of 2023, the rate is 15%.

e.	The tax rate on dividends distributed to individual residents in Colombia is 15% when the amount distributed exceeds 1,090 UVT (equivalent to $54 in 2025), when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. For domestic corporations, the applicable tax rate is 10% when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. For non-resident individuals and foreign companies, the applicable tax rate is 20% when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. When the profits generating the dividends have not been taxed at the level of the distributing company, the tax rate applicable to shareholders is 35% for both 2025 and 2024

f.	The Company has adopted accounting under the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) as its tax basis, with certain exceptions related to revenue realization, recognition of costs and expenses, and the purely accounting effects of the opening balance sheet upon adoption of these standards.

g.	The financial transactions tax is a permanent tax. 50% of this tax is deductible, if it is properly certified.

h.	100% of taxes, fees, and contributions that have been effectively paid during the taxable year, or period are deductible, provided they are related to economic activity and accrued within the same year or period, including membership fees paid to trade associations.

i.	Payments related to employee education contributions are deductible, provided they meet the following conditions: (a) they are allocated to scholarships or forgivable education loans established for the benefit of employees; (b) payments are made to programs or care centers for employees’ children; and (c) payments are made to institutions providing primary, secondary, technical, technological, or higher education.

j.	VAT paid on the acquisition, development, construction, or importation of productive real fixed assets is creditable against income tax.

k.	The withholding tax rate on income for payments abroad will be 0% for services such as consulting, technical services, and technical assistance provided by parties that are tax residents in countries with which a double taxation treaty has been signed and to whom the Most Favored Nation Clause applies, and 10% for those to whom the Most Favored Nation Clause does not apply.

l.	The withholding tax rate on income for payments abroad is 20% for services such as consulting, technical services, technical assistance, fees, royalties, leases, and compensation, and 35% for management or executive services.

m.	The withholding tax rate on income for payments abroad to third parties located in non-cooperative jurisdictions, low or no taxation areas, and preferential tax regimes are 35%.

n.	Starting in 2024, the withholding tax rate on income for payments abroad to providers with Significant Economic Presence (SEP) who opt for the withholding mechanism is 10%.

o.	Taxes paid abroad will be treated as tax credit in the taxable year in which the payment was made or in any of the following taxable periods.

p.	The annual adjustment percentage for the cost of movable and immovable property classified as fixed assets as of December 31, 2024, is 10.97%.

q.	The Group reviewed the existence of uncertainties regarding the acceptance by the tax authority of certain tax treatments applied. The aforementioned evaluation has not resulted in any changes.

Tax credits of Almacenes Éxito S.A. and its Colombian subsidiaries

According to the tax provisions in effect from 2017, the maximum period for offsetting tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary taxable income determined within the following five (5) years.

The losses of companies cannot be transferred to the shareholders. Tax losses arising from income that is not taxable or occasional gains, as well as costs and deductions that are not causally related to the generation of taxable income, may not be offset against the taxpayer’s taxable income under any circumstances.

(a)	Tax credits of Almacenes Éxito S.A.

The movement of excess presumptive income over net taxable income of Almacenes Éxito S.A. during the period is as follows:

Balance as of December 31, 2023	61,415
Offsetting of excess presumptive income against net income for the prior period	(600)
Offsetting of excess presumptive income against net income for the period	(60,815)
Balance as of December 31, 2024	-
Movement of excess presumptive income against net income for the period	-
Balance as of September 30, 2025	-

As of September 30, 2025, Almacenes Éxito S.A. has tax losses amounting to $699,023 (December 31, 2024 – $704,357).

The movement of Almacenes Éxito S. A’s tax losses during the reported period is as follows:

Balance as of December 31, 2023	740,337
Tax loss (profit) generated during the period	(35,980)
Balance as of December 31, 2024	704,357
Tax loss (profit) generated during the period	(5,334)
Balance as of September 30, 2025	699,023

(b)	The movement in the tax losses of the Colombian subsidiaries for the reporting periods is shown below:

Balance as of December 31, 2023	33,769
Marketplace Internacional Éxito y Servicios S.A.S (i)	364
Transacciones Energéticas S.A.S. E.S.P. (i)	(1,477)
Balance as of December 31, 2024	32,656
Marketplace Internacional Éxito y Servicios S.A.S (i)	38
Transacciones Energéticas S.A.S. E.S.P. (ii)	(802)
Balance as of September 30, 2025	31,892

(i)	Deferred tax assets have not been recognized for these tax losses due to uncertainty regarding the generation of taxable profits as of the reporting date.

(ii)	It corresponds to the adjustment of tax losses from prior periods.

Note 24.2. Tax rates applicable to foreign subsidiaries

Income tax rates applicable to foreign subsidiaries are:

-	Uruguay applies a 25% income tax rate in 2025 (25% in 2024).

-	Argentina applies a 30% income tax rate in 2025 (30% in 2024).

Note 24.3. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	September 30, 2025	December 31, 2024
Income tax credit receivable by Almacenes Éxito S.A. and its Colombian subsidiaries	457,962	250,872
Tax discounts applied by Almacenes Éxito S.A. and its Colombian subsidiaries	158,296	151,893
Current income tax assets of subsidiary Onper Investment 2015 S.L.	58,628	41,388
Tax discounts of Almacenes Éxito from taxes paid abroad	5,582	5,562
Advance income tax payments from Colombian subsidiaries	5,032	2,611
Current income tax assets of subsidiary Spice Investments Mercosur S.A.	-	3
Total income tax asset	685,500	452,329
Industry and trade tax advances and withholdings of Almacenes Éxito S.A. and its Colombian subsidiaries	61,158	78,567
Other current tax assets of subsidiary Spice Investment Mercosur S.A.	27,113	22,982
Other current tax assets of subsidiary Onper Investment 2015 S.L.	26	38
Total asset for other taxes	88,297	101,587
Total current tax assets	773,797	553,916

Current tax liabilities:

	September 30, 2025	December 31, 2024
Income tax payable from certain Colombian subsidiaries	1,123	-
Income tax liabilities of subsidiary Spice Investments Mercosur S. A	8,215	-
Total income tax liabilities	9,338	-
Industry and trade tax payable from Almacenes Éxito S.A. and its Colombian subsidiaries	76,216	105,467
Tax on real estate of Almacenes Éxito S.A. and its Colombian subsidiaries	8,804	7,832
Taxes of subsidiary Onper Investment 2015 S.L. other than income tax	3,711	5,558
Taxes of subsidiary Spice Investments Mercosur S.A. other than income tax	-	353
Total liabilities for other taxes	88,731	119,210
Total current tax liabilities	98,069	119,210

Note 24.4. Income tax

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Profit (loss) before income tax	547,912	(698)	215,590	2,071
Plus
Non-deductible expenses	20,762	14,819	1,788	6,871
Financial transactions tax	5,010	7,348	924	1,638
Others (2)	5,037	8,009	3,050	3,795
Minus
IFRS adjustments with no tax impact (1)	(363,622)	28,508	(126,859)	131,641
Effect of the accounting results of foreign subsidiaries	(54,888)	(143,011)	(22,639)	(36,254)
Non-taxable dividends received from subsidiaries	(21,090)	(68,456)	-	(64,214)
Others (2)	(10,209)	(7,627)	(5,383)	(1,297)
Recovery of accounts receivable	(446)	4,175	(572)	1,514
(Loss) Net income	128,466	(156,933)	65,899	45,765
Tax-exempt income	29,234	57,599	29,234	25,264
(Loss) Net income before compensations	99,232	(214,532)	36,665	20,501
Compensations	(33,886)	(1,349)	(9,654)	(297)
(Loss)Total Net income after compensations	65,346	(215,881)	27,011	20,204
(Net) loss of the parent company and certain Colombian subsidiaries	(38)	(266,569)	102	537
Net income of certain Colombian subsidiaries	65,384	50,688	26,909	19,667
Taxable net income	65,384	50,688	26,909	19,667
Income tax rate	35%	35%	35%	35%
Subtotal (expense) current income tax	(22,885)	(17,741)	(9,419)	(6,881)
Occasional income tax (expense)	-	(9)	-	(9)
Adjustment with respect to current income tax from previous years	(148)	(1,776)	-	-
Minor adjustments	-	-	-	-
Total (expense) income and complementary tax expense of the parent company and some Colombian subsidiaries	(23,033)	(19,526)	(9,419)	(6,890)
Total (current tax expense) of foreign subsidiaries	(28,624)	(50,739)	(6,661)	(12,813)
Total (income and complementary tax expense), current	(51,657)	(70,265)	(16,080)	(19,703)

(1)	The IFRS adjustments with no tax impact correspond to:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024

Other accounting expenses with no tax impact (*)	351,348	346,397	115,556	115,436
Accounting provisions	23,750	103,469	6,005	46,285
Net exchange differences	21,799	63,005	26,733	29,360
Non-taxable dividends from subsidiaries	21,090	68,456	-	64,214
Taxable actuarial calculation	1,626	1,299	542	543
Results under the equity method, net	(374,160)	(146,570)	(131,116)	(45,338)
Taxable leases	(203,171)	(215,834)	(63,982)	(70,448)
Other non-taxable accounting (income) expenses, net	(71,572)	9,351	(54,206)	12,124
Non-accounting fiscal costs	(62,370)	(80,240)	(14,261)	(8,387)
Recovery of provisions	(45,545)	(58,496)	(4,903)	(17,839)
Higher fiscal depreciation over accounting depreciation, net	(18,759)	(20,884)	(23,658)	(6,259)
Higher fiscal depreciation over accounting depreciation	(6,067)	-	16,201	-
Excess of fiscal personnel expenses over accounting expenses	(1,589)	(41,445)	231	11,950
Non-deductible taxes	(2)	-	-	-
Total	(363,622)	28,508	(126,858)	131,641

(*)	It corresponds to the differences associated with the tax treatment of leases under IFRS 16.

(2)	The ‘others’ category corresponds to:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024

Special deduction for donations to Food Banks and others	2,872	5,363	2,440	3,191
Fines, sanctions, and lawsuits	1,820	608	514	141
Taxes assumed and valuation	345	560	134	238
Deduction for ICA tax paid after the income tax filing	-	1,228	(38)	-
Taxable income - recovery of depreciation on sold fixed assets	-	250	-	200
Non-deductible taxes	-	-	-	25
Total	5,037	8,009	3,050	3,795

Recovery of costs and expenses	(3,373)	(3,425)	(1,363)	(71)
Profit (loss) from the sale of fixed assets declared as occasional income	(3,025)	(1,761)	(2,721)	(589)
Deduction for hiring personnel with disabilities	(2,647)	(1,912)	(882)	(637)
Profit (loss) from the sale of fixed assets declared as occasional income	(561)	(529)	32	-
Deduction for ICA tax paid after the income tax filing	(433)	-	(433)	-
Additional 30% deduction for voluntary apprentice wages	(170)	-	(56)	-
Sale price of fixed assets held for less than 2 years.	-	-	40	-
Total	(10,209)	(7,627)	(5,383)	(1,297)

The components of the income tax expense recognized in the statement of profit or loss are as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Deferred tax gain (Note 24.5)	9,392	105,540	(26,596)	24,985
Current income tax (expense)	(51,509)	(68,480)	(16,080)	(19,694)
Adjustment in respect of current income tax of prior periods	(148)	(1,776)	-	-
Occasional income tax (expense)	-	(9)	-	(9)
Total income tax (expense)	(42,265)	35,275	(42,676)	5,282

Note 24.5. Deferred tax

The composition of deferred tax assets and liabilities, net, for the three jurisdictions in which Grupo Éxito operates, is as follows:

	September 30, 2025		December 31, 2024
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Colombia	122,578	-	156,927	-
Uruguay	98,476	-	96,158	-
Argentina	-	(213,076)	-	(304,235)
Total	221,054	(213,076)	253,085	(304,235)

The breakdown of deferred tax assets and liabilities at the consolidated level by item is as follows:

	September 30, 2025		December 31, 2024
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Tax losses	244,076	-	246,525	-
Tax credits	60,098	-	60,098	-
Other provisions	10,235	-	16,735	-
Employee benefits provisions	4,967	-	9,812	-
Inventories	100	(18,352)	13,082	-
Investment property	-	(133,061)	-	(169,051)
Goodwill	-	(217,735)	-	(217,715)
Property, plant, and equipment	160,571	(218,103)	214,759	(268,924)
Leases	654,655	(551,411)	633,397	(531,670)
Others	61,575	(49,637)	43,645	(101,843)
Total	1,196,277	(1,188,299)	1,238,053	(1,289,203)

The movement of deferred tax, net, in the income statement and the statement of comprehensive income is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Profit from deferred tax recognized in income	9,392	105,540	(26,596)	24,985
Effect of the translation of the deferred tax recognized in other comprehensive income (1)	49,884	(129,183)	29,731	(16,619)
Adjustment related to current income tax from previous periods	(148)	(1,776)	-	-
(Expense) income from deferred tax recognized in other comprehensive income	-	(559)	-	884
Total movement of net deferred tax	59,128	(25,978)	3,135	9,250

(1)	This effect is included in the ‘Foreign currency translation difference in Other Comprehensive Income’ line, which arises from the translation at the closing exchange rate of deferred tax assets and liabilities of foreign subsidiaries (Note 27).

As of September 30, 2025, the value of temporary differences related to investments in joint ventures, for which no deferred tax has been recognized, amounted to $142,648 (December 31, 2024 - $153,568)

Deferred tax items are not expected to be realized within one year.

Note 24.6. Effects of the distribution of dividends on the income tax

There are no income tax consequences associated with the payment of dividends by Grupo Éxito to its shareholders in 2025 and 2024.

Note 24.7. Non-current tax liabilities

The balance of $4,866 as of September 30, 2025 (December 31, 2024 – $7,321) corresponds to taxes payable of the subsidiary Libertad S.A. related to federal taxes and the installment-based incentive program.

Note 25. Other financial liabilities

The balance of the other financial liabilities is as follows:

	September 30, 2025	December 31, 2024
Collections on behalf of third parties (1)	55,630	59,029
Derivative financial instruments (2)	8,047	1,174
Derivative financial instruments designated as hedge instruments (3)	215	278
Total other financial liabilities	63,892	60,481

(1)	The income received on behalf of third parties include amounts for which Grupo Éxito acts as an agent, such as travel agency sales and banking services provided to clients. This includes $- (December 31, 2024 – $11,973), with related parties (see Note 10.5). Because the balance in this line item is immaterial to the financial statements, the Group has decided not to apply the amortized cost method. Under normal circumstances, such liabilities would be measured at amortized cost, using the effective interest rate method.

(2)	The fair values of these instruments are determined using valuation models commonly used by market participants.

As of September 30, 2025, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	MUSD / $49.500 MEUR / $2.740	8,047

The breakdown of the maturity dates of these instruments as of September 30, 2025 is as follows:

Derivative	Less than 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	6,424	1,623	-	-	8,047

As of December 31, 2024, it corresponds to the following transactions:

	Nature of risk hedged	Hedged item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	MUSD / $16.600 MEUR / $4.020	1,174

The breakdown of the maturity dates of these instruments as of December 31, 2024 is as follows:

Derivative	Less than 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	922	252	-	-	1,174

(3)	Derivatives designated as hedging instruments are related to foreign exchange forwards. The fair values of these instruments are determined using valuation models commonly used by market participants.

As of September 30, 2025, the following operations were in place:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Amount hedged	Fair value recognized in other comprehensive income	Fair value recognized in the income statement	Fair value
Forward	Exchange rate	Trades payable and other payables – Purchase of assets (Note 22)	USD/COP	1 USD / $4,823.99	0.240MUSD	63	-	215

The breakdown of the maturity dates of these hedging instruments as of December 31, 2024, is as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	215	-	-	-	-	215

As of December 31, 2024, the following operations were in place:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Amount hedged	Fair value recognized in other comprehensive income	Fair value recognized in the income statement	Fair value
Forward	Exchange rate	Trades payable and other payables – Purchase of assets (Note 22)	USD/COP	1 USD $4,466.19	5.2MUSD	5,210	-	278

The breakdown of the maturity dates of these hedging instruments as of December 31, 2024, is as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	278	-	-	-	-	278

The Group has documented the hedge effectiveness tests by assessing that:

-	The existence of the economic relationship between the hedged item and the hedging instrument

-	The effect of credit risk does not dominate,

-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

Note 26. Other liabilities

The balance of other liabilities is as follows:

	September 30, 2025	December 31, 2024
Deferred revenue (1)	108,027	179,448
Customer loyalty programs	47,029	46,217
Advance payments under lease agreements and other projects (2)	1,588	3,689
Advance payments for fixed assets sold (3)	846	832
Repurchase coupon	91	100
Instalments received under “plan resérvalo”	-	160
Total other liabilities	157,581	230,446
Current	157,247	230,068
Non-current	334	378

(1)	It mainly corresponds to payments received for the future sale of products through payment methods, property leases, and strategic alliances.

Grupo Éxito considers customer loyalty programs and deferred revenue as a contractual liability. The movement of these liabilities during the reporting period is as follows:

	Deferred Revenues	Customer loyalty programs
Balance as of December 31, 2023	208,126	43,990
Additions	4,394,290	11,370
Revenue recognized	(4,471,130)	(9,450)
Effect of exchange difference from translation into presentation currency	(26)	833
Balance as of September 30, 2024	131,260	46,743

Balance as of December 31, 2024	179,448	46,217
Additions	5,959,134	13,537
Revenue recognized	(6,028,537)	(11,049)
Effect of exchange difference from translation into presentation currency	(2,018)	(1,676)
Balance as of September 30, 2025	108,027	47,029

(2)	This corresponds to the remaining balance of the Locatel contract pending amortization as income from commercial lease premiums.

(3)	This corresponds to the advance received for the sale of the La Colina land for $832, and the advance for the sale of Montería Centro for $14.

Note 27. Shareholders’ equity

Capital and premium on placement of shares

As of September 30, 2025, and December 31, 2024, the authorized capital of Almacenes Éxito S.A is represented by 1,590,000,000 ordinary shares with a nominal value of $3.3333 Colombian pesos each.

As of September 30, 2025, and December 31, 2024, the number of subscribed shares is 1,344,720,453, and the number of treasury shares reacquired is 46,856,094.

The rights granted over the shares correspond to the right to vote and voice for each share. No privileges have been granted on the shares, nor are there any restrictions on them. Additionally, there are no stock option agreements on Almacenes Éxito S. A’s shares.

The share premium represents the excess paid over the nominal value of the shares. According to Colombian legal regulations, this balance may be distributed at the time of the liquidation of the company or capitalized. Capitalization is understood as the transfer of a portion of this premium to a capital account because of a dividend distribution paid in shares of Almacenes Éxito S.A.

Reserves

Reserves are appropriations made by Almacenes Éxito S.A.’s General Shareholders’ Assembly from the results of previous periods. In addition to the legal reserve, this includes the occasional reserve, reserve for the repurchase of shares, and reserve for future dividends.

-	Legal Reserve: According to Article 452 of the Colombian Commercial Code and Article 51 of Almacenes Éxito S.A.’s Articles of Association, corporations must establish a legal reserve equal to at least 50% of the subscribed capital. For this, 10% of the net income for each year must be appropriated to the legal reserve until the minimum percentage is reached. Once the 50% threshold is achieved, it will be at the discretion of the General Shareholders’ Assembly whether to continue increasing the legal reserve. However, if it decreases, it will be mandatory to appropriate 10% of the net income each year until the reserve reaches the specified limit again.

-	Occasional reserve: An occasional reserve established by the General Shareholders’ Meeting.

-	Reserve for the repurchase of shares: An occasional reserve established by the General Shareholders’ Meeting for the purpose of repurchasing shares.

-	Reserve for the payment of future dividends: An occasional reserve created by the General Shareholders’ Meeting to ensure the distribution of future dividends to shareholders

Other Comprehensive Income Accumulated

The tax effect on the components of other comprehensive income is shown below:

	September 30, 2025			September 30, 2024			December 31, 2024
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
(Loss) from financial instruments designated at fair value through other comprehensive income	(16,766)	-	(16,766)	(16,771)	-	(16,771)	(17,531)	-	(17,531)
Remeasurement loss on defined benefit plans	(3,483)	1,544	(1,939)	(5,052)	1,844	(3,208)	(3,483)	1,544	(1,939)
Translation exchange differences	(2,777,550)	-	(2,777,550)	(2,342,014)	-	(2,342,014)	(2,324,745)	-	(2,324,745)
Gain from cash-flow hedge	14,929	1,423	16,352	10,353	2,052	12,405	12,150	1,423	13,573
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Total other comprehensive income	(2,801,847)	2,967	(2,798,880)	(2,372,461)	3,896	(2,368,565)	(2,352,586)	2,967	(2,349,619)
Other comprehensive income of non - controlling interests			(47,169)			(45,306)			(42,615)
Other comprehensive income of the parent			(2,751,711)			(2,323,259)			(2,307,004)

Note 28. Revenue from contracts with customers

The amount of revenue from contracts with customers is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Retail sales (1) (Note 40)	15,121,997	14,886,333	4,986,162	4,997,762
Service revenue (2) (Note 40)	679,670	654,800	228,789	233,006
Other revenue (3) (Note 40)	40,349	51,352	13,954	11,661
Total revenue from contracts with customers	15,842,016	15,592,485	5,228,905	5,242,429

(1)	Retail sales correspond to the sale of merchandise and inventory from real estate projects, net of returns and sales allowances.

The value corresponds to the following concepts:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Retail sales, net of sales returns and rebates	15,118,197	14,883,483	4,986,162	4,997,762
Sale of real estate project inventories (a)	3,800	2,850	-	-
Total retail sales	15,121,997	14,886,333	4,986,162	4,997,762

(a)	As of September 30, 2025, it corresponds to the sale of 18.72% of the Éxito Occidente real estate project for $3,800. As of September 30, 2024, it corresponds to the sale of 14.04% of the Éxito Occidente real estate project for $2,850.

(2)	Service revenue corresponds to the following concepts:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Real estate related income	280,280	242,093	97,356	85,319
Leases	88,109	85,926	27,999	35,726
Distributors	67,947	69,530	22,054	23,169
Advertising	57,133	59,832	25,513	22,291
Administration of real estate	50,238	44,596	16,705	14,884
Telephone	41,104	35,484	14,318	12,414
Transport	34,668	30,904	11,556	11,157
Commissions (a)	32,116	52,128	7,539	17,121
Banking services	9,452	15,370	3,091	4,649
Money transfers	4,925	5,673	1,367	1,057
Others	13,698	13,264	1,291	5,219
Total service revenue	679,670	654,800	228,789	233,006

(a)	The decrease is mainly due to the collection from Tuya S.A. for discounts granted for the use of the card. In addition, there is also a reduction in commission income related to the betting business.

(3)	Other revenue corresponds to the following concepts:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Marketing events	13,313	11,913	4,999	4,193
Collaboration agreements (a)	4,860	7,895	1,473	2,419
Financial Services	2,482	2,548	767	775
Asset utilizations	2,306	4,510	(208)	1,431
Royalty revenue	1,539	3,018	503	566
Real estate projects	1,411	1,601	495	386
Recovery of other liabilities	1,076	1,930	1,005	229
Use of parking spaces	998	897	334	266
Technical advisory	34	58	10	15
Recovery of provisions	-	-	-	(3,500)
Others	12,330	16,982	4,576	4,881
Total other revenue	40,349	51,352	13,954	11,661

(a)	It corresponds to the participation in the following collaboration agreements, which consist of contracts to carry out projects or activities:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Redeban S.A.	4,481	3,843	1,473	1,261
Éxito Media	354	1,969	-	871
Alianza Sura	22	830	-	452
Moviired S.A.S.	3	19	-	1
Autos Éxito	-	1,234	-	(166)
Total collaboration agreements	4,860	7,895	1,473	2,419

Note 29. Distribution, administrative and selling expenses

The value of distribution, administration, and sales expenses by nature are:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Employee benefits (Note 30)	1,211,913	1,287,279	387,360	430,553
Depreciation and amortization	434,944	443,983	140,846	146,585
Taxes other than income tax	301,673	310,438	69,742	81,591
Fuels and power	200,161	206,398	62,674	65,350
Repairs and maintenance	165,064	194,862	49,532	57,696
Commissions on debit and credit cards	110,744	114,649	36,310	37,839
Advertising	86,240	113,332	27,921	39,335
Services	84,150	84,355	21,860	23,211
Security services	83,572	88,322	28,717	29,941
Cleaning services	59,954	67,422	18,354	21,911
Professional fees	59,143	66,271	21,524	23,629
Transport	44,303	41,828	16,748	14,395
Administration of trade premises	42,249	40,962	13,665	13,548
Packaging and marking materials	37,200	37,417	12,681	12,521
Leases	34,762	44,520	12,891	13,067
Outsourced	30,855	35,881	8,448	12,580
Insurance	27,247	35,690	8,686	10,678
Credit loss expense (a)	15,209	30,524	3,648	14,715
Commissions	9,794	10,320	3,810	3,160
Legal expenses	9,475	5,269	2,766	1,466
Cleaning and cafeteria	8,468	7,456	3,086	2,376
Expenses for provisions for legal proceedings	7,450	5,197	2,965	2,228
Other commissions	7,291	7,526	2,261	2,490
Stationery, supplies and forms	5,640	5,648	2,089	2,114
Other provision expenses	5,057	4,642	2,312	1,390
Travel expenses	4,397	6,015	1,512	1,934
Ground transportation	2,811	3,058	972	949
Contributions and memberships	2,487	-	753	-
Éxito Media collaboration agreement	381	-	65	-
Seguros Éxito collaboration agreement	73	3,324	-	-
Assistance	42	-	11	-
Autos Éxito collaboration agreement	-	-	-	(166)
Others	215,708	198,100	77,797	69,017
Total distribution, administrative and selling expenses	3,308,457	3,500,688	1,042,006	1,136,103
Total distribution expenses	1,850,571	1,936,526	585,572	628,678
Total administrative and selling expenses	245,973	276,883	69,074	76,872
Employee benefit expenses	1,211,913	1,287,279	387,360	430,553

(a) This amount includes the following items:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Allowance for expected credit losses (Note 8.1)	15,062	30,119	3,585	14,614
Inflationary adjustments	156	455	78	217
Write-off of receivables	(9)	(50)	(15)	(116)
Total	15,209	30,524	3,648	14,715

Note 30. Employee benefit expenses

The employee benefits expense presented by each significant category is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Wages and salaries	1,002,102	1,061,416	321,771	355,418
Contributions to the social security system	34,203	37,113	10,689	11,336
Other short-term employee benefits	40,052	43,124	13,221	14,132
Total short-term employee benefit expenses	1,076,357	1,141,653	345,681	380,886

Post-employment benefit expenses, defined contribution plans	100,557	107,616	30,125	35,369
Post-employment benefit expenses, defined benefit plans	2,024	2,006	596	599
Total post-employment benefit expenses	102,581	109,622	30,721	35,968

Termination benefit expenses	13,643	13,442	3,700	5,537
Other personnel expenses	19,076	22,370	7,157	8,083
Other long-term employee benefits	256	192	101	79
Total employee benefit expenses	1,211,913	1,287,279	387,360	430,553

The cost of employee benefits included in the cost of sales is shown in Note 11.2.

Note 31. Other operating revenue (expenses) and other (loses) gain, net

Other operating revenue

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Recovery allowance for expected credit losses (Note 8.1.)	14,267	18,604	3,808	9,462
Recovery of other provisions	6,255	3,756	(620)	3,574
Recovery of other liabilities	6,014	17,702	1,156	324
Other indemnification (1)	4,907	3,581	1,348	1,008
Recovery of provisions for legal proceedings	3,225	5,943	1,020	1,148
Recovery of costs and expenses from taxes other than income tax	2,435	2,052	(122)	24
Insurance indemnification	940	2,565	245	1,478
Recovery from restructuring processes	-	1,686	-	-
Recovery of provision for taxes other than income taxes	-	242	-	1
Total other operating revenue	38,043	56,131	6,835	17,019

(1)	It corresponds to the indemnities paid by Rappi S.A.S. for losses from the operation with Turbo amounting to $4,635 and compensation for consequential damages in the sale of the Country Lot strip for $272.

Other operating expenses

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Restructuring expenses	(4,779)	(56,790)	(3,032)	(24,999)
Other provisions (1)	-	(12,461)	-	(7,266)
Others (2)	1,510	(15,196)	2,736	(336)
Total other operating expenses	(3,269)	(84,447)	(296)	(32,601)

(1)	It corresponds to the store and shop closure plan as of September 2024.

(2)	It corresponds to:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Tax on wealth	2,734	(1,312)	2,956	2
Corporate projects	(231)	-	(21)	-
Fees for the registration process in the New York and Sao Paulo Stock Exchanges	-	(11,948)	-	(408)
Fees for projects for the implementation of norms and laws	-	(1,134)	-	71
Severance expenses	-	-	328	-
Closed stores expenses	-	-	466	-
Others	(993)	(802)	(993)	(1)
Total others	1,510	(15,196)	2,736	(336)

Other net (loss) income

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Gain from the early termination of lease contracts	17,302	1,447	8,811	257
Reversal of impairment losses on assets	9,518	590	1,382	590
Gain (loss) on sale of property, plant and equipment	7,055	2,327	107	752
Gain on sale of assets	4,320	3,001	2,051	84
Gain (loss) on derecognition of right-of-use assets	(57)	-	-	-
(Loss) from write-off of property, plant and equipment, intangible, property investments and other assets	(12,485)	(7,974)	(2,684)	(1,345)
Total other net (loss) income	25,653	(609)	9,667	338

Note 32. Financial income and expenses

The value of financial income and expenses is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Gain from foreign exchange differences	54,860	46,993	(17,867)	5,676
Interest income on cash and cash equivalents (Note 7)	28,228	24,017	13,207	5,692
Gain from liquidated derivative financial instruments	4,363	13,598	599	9,622
Gains from valuation of derivative financial instruments	467	16,052	145	(5,272)
Net monetary position results, effect of the statement of profit or loss (1)	-	63,334	-	15,543
Other financial income	4,013	13,189	(62)	2,995
Total financial income	91,931	177,183	(3,978)	34,256
Interest expense on lease liabilities (Note 15.2)	(117,400)	(110,582)	(40,809)	(36,483)
Interest expense on loan and borrowings	(114,692)	(179,481)	(32,619)	(62,782)
Net monetary position result, effect in the income statement (1)	(51,837)	-	(8,337)	-
(Loss) from liquidated derivative financial instruments	(27,584)	(22,426)	(10,747)	(1,417)
(Loss) from foreign exchange differences	(16,383)	(68,724)	22,879	(24,218)
Net monetary position expense, effect of the statement of financial position	(13,220)	(21,730)	(3,012)	(7,074)
Loss from fair value changes in derivative financial instruments	(11,337)	(431)	(1,379)	571
Commission expenses	(3,358)	(4,620)	(854)	(803)
Factoring expenses	973	(68,116)	2,531	(13,254)
Other financial expenses	(2,733)	(13,574)	(898)	(3,559)
Total financial expenses	(357,571)	(489,684)	(73,245)	(149,019)
Net financial result	(265,640)	(312,501)	(77,223)	(114,763)

(1)	The index used to adjust for inflation the financial statements of the subsidiary Libertad S.A. is the Domestic Wholesale Price Index (IPIM) published by the National Institute of Statistics and Censuses of the Republic of Argentina (INDEC). The following are the indices and conversion factors used:

	Price index	Change during the year
December 31, 2015	100.00	-
January 1, 2020	446.28	-
December 31, 2020	595.19	33.4%
December 31, 2021	900.78	51.3%
December 31, 2022	1,754.58	94.8%
December 31, 2023	6,603.36	276.4%
June 30, 2024	10,665.28	61.5%
December 31, 2024	11,034.04	67.1%
September 30, 2025	13,243.42	20.0%

Note 33. Earnings per share

The basic earnings per share are calculated based on the weighted average number of shares outstanding for each category during the year.

There were no potential dilutive ordinary shares outstanding at the end of the periods ending September 30, 2025, and September 30, 2024.

The calculation of basic earnings per share for all the periods presented is as follows:

In the results of the period:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Net profit (loss) attributable to equity holders of the parent (basic)	382,917	(91,331)	142,905	(34,733)
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic earnings (loss) per share to equity holders of the parent (in Colombian pesos)	295.04	(70.37)	110.11	(26.76)

In continuing operations:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Net profit from continuing operations (basic)	505,647	34,577	172,914	7,353
Less net income from continuing operations attributable to non-controlling interests	122,730	125,908	30,009	42,086
Net profit (loss) from continuing operations attributable to the equity holders of the parent (basic)	382,917	(91,331)	142,905	(34,733)
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic earnings (loss) per share from continuing operations attributable to the equity holders of the parent (in Colombian pesos)	295.04	(70.37)	110.11	(26.76)

Note 34. Impairment of assets

As of September 30, 2025, and December 31, 2024, no impairment losses were observed regarding the measurement of recoverable value of financial assets, except for those related to accounts receivable (Note 8).

As of December 31, 2024, Grupo Éxito performed its annual impairment test for its non-financial assets, which is properly disclosed in the separate financial statements presented at the close of that year.

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment properties, property, plant and equipment, and financial instruments, other than those whose carrying amounts are a reasonable approximation of their fair values.

	September 30, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets	7,960	7,503	10,107	9,618
Trade receivables and other accounts receivable at amortized cost	382	382	402	402
Investments in private equity funds	473	473	4,469	4,469
Forward contracts measured at fair value through income (Note 12)	-	-	-	-
Forward contracts denominated as hedge instruments (Note 12)	-	-	13,302	13,302
Equity investments (Note 12)	4,095	4,095	1,437	1,437
Non-financial assets
Investment property (Note 14)	1,730,627	4,315,595	1,828,326	4,492,917
Property, plant and equipment, and investment property held for sale (Note 41)	2,645	4,378	2,645	4,378
Financial liabilities
Loans and borrowings (Note 20)	2,176,281	2,174,832	1,907,673	1,906,048
Put option (Note 20)	-	-	350,776	350,776
Forwards contracts denominated as hedge instruments (Note 25)	215	215	278	278
Forward contracts measured at fair value through income (Note 25)	8,047	8,047	1,174	1,174

Non-financial liabilities
Customer loyalty liability (Note 26)	47,029	47,029	46,217	46,217

To estimate fair values, the methods and assumptions detailed below were used:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets

Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.

Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the pre-close value for the day divided by the total number of fund units at the close of operations on that day. The valuation of the assets is carried out daily by the fund manager.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference between the agreed forward rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero-coupon interest rate. To determine the forward rate, the average of the closing bid and ask quotations is used.	Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero-coupon interest rate.

Equity investments	Level 2	Quoted market prices	The fair values of these investments are determined by reference to quoted prices published in active markets where the companies are traded; in other cases, the investments are measured at the attributed cost determined in the opening balance, considering that the effect is not material and that performing a measurement using a valuation technique commonly used by market participants may incur higher costs than the benefits themselves.	N/A

Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	12-month CPI + basic points negotiated

Investment property	Level 2	Comparison or market method	A technique that consists of establishing the fair value of properties based on the study of recent offers or transactions of assets similar and comparable to the object of valuation.	N/A

Investment property	Level 3	Discounted cash flows method	A technique that provides the opportunity to identify income growth over a predetermined period for the investment. The value of the property is equivalent to the discounted value of future benefits. These benefits represent the annual cash flow (both positive and negative) over the period, plus the net gain derived from the hypothetical sale of the property at the end of the investment period.	Discount rate (11,25% – 19,49%) Vacancy rate (0% - 45,40%) Capitalization rate (7,75% - 9,75%)

Investment property	Level 2	Residual method	Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property.	Residual value

Investment property	Level 2	Replacement cost method	The valuation method consists of calculating the value of a newly built property, as of the reporting date, with the same quality and features as the one being valued. This value is referred to as the replacement cost. Then, the loss in value the property has experienced over time due to wear and tear or its level of maintenance—either diligent or neglected—is assessed, which is referred to as depreciation.	Physical value of building and land.

Non-current assets classified as held for trading	Level 2	Residual method	Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property.	Residual value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Liabilities

Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points

Forward contracts measured at fair value through profit or loss	Nivel 2	Colombian Peso -US Dollar Forward	The difference between the agreed forward rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero-coupon interest rate. To determine the forward rate, the average of the closing bid and ask quotations is used.	Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero-coupon interest rate.

Customer loyalty liability	Level 3	Market value	The loyalty liability is periodically updated based on the average market value of the point over the past 12 months and the effect of the expected redemption rate, determined at each transaction with the customer.	Number of points redeemed, expired and issued. Point value. Expected redemption rate

Lease liabilities	Level 2	Discounted cash flows method	Future cash flows from lease contracts are discounted to present value using the market rate for loans under similar conditions at the lease commencement date, in accordance with the minimum non-cancellable period.	Reference Banking Index (RBI) + basis points in accordance with risk profile

Put option	Level 3	Market value	It is measured at fair value, which corresponds to the agreed-upon amount between the parties for transferring the liability under current market conditions.	As of September 30, 2025, the value of the put option is recognized based on the share purchase agreements entered into between the parties.

Changes in the hierarchies may occur if new information becomes available, if previously used information is no longer available, if changes improve the valuation techniques, or if market conditions change.

No transfers between level 1 and level 2 hierarchies occurred during the period ended September 30, 2025.

Note 36. Contingencies

Contingent assets

As of September 30, 2025, Grupo Éxito does not have any significant contingent assets that need to be disclosed.

Contingent liabilities

The following are the contingent liabilities as of September 30, 2025, and December 31, 2024:

(a)	The following legal proceedings are being carried out with the aim of ensuring that Grupo Éxito does not pay the amounts claimed by the plaintiff:

-	Administrative discussion with the DIAN (National Directorate of Customs of Colombia) for $42,872 (December 31, 2024 - $42,210) related to the notification of special requirement 112382018000126 dated September 17, 2018, through which the income tax return for 2015 was proposed to be amended. In September 2021, Almacenes Éxito S.A. received a new notification from the DIAN confirming its proposal. However, external advisors consider the process as a contingent liability.

-	Nullity of resolution N°2024008001 dated August 5, 2024, imposes a sanction for failing to declare ICA for 2020 to 2022 annually, as the declarations were submitted bimonthly, and resolution N°0034 dated November 8, 2024, for $4,175 (December 31, 2024 - $4,175).

-	Nullity of the Official Revision Settlement GGI-FI-LR-50716-22 dated November 22, 2022, through which the Special Industrial and Port District of Barranquilla modifies the 2019 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI-DT-RS-282-2023 dated October 27, 2023, through which the reconsideration appeal is resolved, for $3,901 (December 31, 2024 - $3,790).

-	Nullity of the Official Revision Settlement GGI-FI-LR-50712-22 dated November 2, 2022, through which the 2018 industry and commerce tax declaration is modified, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI.DT-RS-282-2023 dated October 27, 2023, through which the reconsideration appeal is resolved, for $3,353 (December 31, 2024 - $3,291).

-	Nullity of the penalty resolution from September 2020, which ordered the reimbursement of the balance in favor liquidated in the income tax for the 2015 tax year, for $2,876 (December 31, 2024 - $2,734).

-	Nullity of the Official Review Settlement GGI-FI-LR-50720-22 from December 6, 2022, which modifies the 2020 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of the resolution GGI-DT-RS-329-2023 from December 4, 2023, which resolves the reconsideration appeal, for $2,773 (December 31, 2024 - $2,664).

-	Nullity of the Official Assessment Settlement 00019-TS-0019-2021 from February 24, 2021, through which the Department of Atlántico assessed the Security and Citizen Coexistence Rate for the taxable period from February 2015 to November 2019, and the nullity of Resolution 5-3041-TS0019-2021 from November 10, 2021, through which the reconsideration appeal is resolved, for $1,285 (December 31, 2024 - $1,226).

(b)	Guarantees:

-	Almacenes Éxito S.A provided a guarantee to its subsidiary Almacenes Éxito Inversiones S.A.S. to cover potential defaults on its obligations. As of September 30, 2025, the value amounts to $4,668 (as of December 31, 2024, $3,967).

-	Almacenes Éxito S.A. provided a bank guarantee until July 10, 2025, to the third-party SINOGLAS, to ensure the payment for the purchase of goods (products and supplies) amounting to $595.

-	Almacenes Éxito S.A. acts as a guarantor for a loan in favor of its subsidiary Libertad S.A. for a period of five years, with the aim of supporting the restructuring of its debt and optimizing its financial costs, amounting to $195,065.

-	The subsidiary Éxito Viajes y Turismo S.A.S. provided a guarantee in favor of JetSmart Airlines S.A.S. for $400 to ensure compliance with the payment obligations associated with the airline ticket sales contract (December 31, 2024: $400).

-	The subsidiary Éxito Viajes y Turismo S.A.S. is involved in a consumer protection lawsuit, which is being defended under the provisions of Article 4 of Decree 557 issued by the Ministry of Commerce, Industry, and Tourism, applicable since the declaration of the sanitary emergency on March 12, 2020, for an amount of $613 corresponding to 129 proceedings.

-	The subsidiary Transacciones Energéticas S.A.S. E.S.P. provided guarantees to the following third parties to secure the payment of charges for the use of the regional transmission system and the local electricity distribution system:

Third-party	Value $
Enel Colombia S.A. E.S.P.	1,215
XM Compañía de Expertos en Mercados S.A. E.S.P.	602
Empresas Públicas de Medellin E.S.P.	501
Emcali S.A. E.S.P.	241
Central hidroelétrica de Caldas S.A. E.S.P.	119
Caribemar de la Costa S.A.S. E.S.P.	116
Empresa de energía del Quindio S.A. E.S.P.	96
AIR-E S.A. E.S.P.	71
Empresa de Energía de Pereira S.A. E.S.P.	40
Eletrificadora del Caquetá S.A. E.S.P.	34
Celsia Colombia S.A. E.S.P.	31
Empresa de energía de Boyacá S.A. E.S.P.	30
Electrificadora del Meta S.A. E.S.P.	26
Centrales elétricas del Norte de Santander S.A E.S.P.	23
Electrificadora de Santander S.A. E.S.P.	17
Centrales Eléctricas de Nariño S.A. E.S.P.	4

-	At the request of certain insurance companies and as a requirement for the issuance of performance bonds, during 2025 some subsidiaries and Almacenes Éxito S.A., acting as joint debtor for some of its subsidiaries, have provided certain guarantees to these third parties. The guarantees granted are detailed below:

Type of guarantee	Description and detail of the guarantee	Insurance company
Open promissory note	Performance bond. Éxito acts as joint debtor of Patrimonio Autónomo Viva Barranquilla.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Exito Industrias S.A.S.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Éxito Viajes y Turismo S.A.S.	Berkley International Seguros Colombia S.A.
Open promissory note	Performance bond granted by Éxito Viajes y Turismo S.A.S.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Transacciones Energéticas S.A.S. E.S.P.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Logística, Transporte y Servicios Asociados S.A.S.	Seguros Generales Suramericana S.A.

These contingent liabilities, due to their possible nature, are not recognized in the statement of financial position; they are only disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid

At the General Shareholders’ Meeting of the Company held on March 27, 2025, a dividend of $27,398 was declared, equivalent to an annual dividend of $21.11 Colombian pesos per share. The amount paid during the period ended September 30, 2025, amounted to $27,441.

The dividends declared and paid during the period ended September 30, 2025, to the owners of the non-controlling interests of the subsidiaries are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	89,736	56,316
Patrimonio Autónomo Viva Villavicencio	9,855	10,690
Patrimonio Autónomo Centro Comercial	5,762	6,283
Grupo Disco Uruguay S.A.	5,678	51,225
Éxito Viajes y Turismo S.A.S.	3,534	3,534
Patrimonio Autónomo Centro Comercial Viva Barranquilla	2,496	2,680
Patrimonio Autónomo Viva Laureles	2,273	2,331
Patrimonio Autónomo Viva Sincelejo	1,309	1,295
Patrimonio Autónomo Viva Palmas	808	820
Almacenes Éxito Inversiones S.A.S.	-	6,954
Total	121,451	142,128

At the General Shareholders’ Meeting of Almacenes Éxito S.A. held on March 21, 2024, a dividend of $65,529 was declared, equivalent to an annual dividend of $50.49 Colombian pesos per share. The amount paid during the year ending December 31, 2024, amounted to $65,502.

The dividends declared and paid during the annual period ended December 31, 2024, to the owners of the non-controlling interests of the subsidiaries are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	121,977	144,979
Grupo Disco Uruguay S.A.	22,506	22,246
Patrimonio Autónomo Viva Villavicencio	11,739	11,817
Patrimonio Autónomo Centro Comercial	6,327	6,636
Éxito Viajes y Turismo S.A.S.	4,075	4,075
Patrimonio Autónomo Centro Comercial Viva Barranquilla	3,092	3,066
Patrimonio Autónomo Viva Laureles	3,003	2,980
Patrimonio Autónomo Viva Sincelejo	1,388	1,578
Éxito Industrias S.A.S.	1,136	1,136
Patrimonio Autónomo San Pedro Etapa I	818	413
Patrimonio Autónomo Viva Palmas	811	949
Total	176,872	199,875

Note 38. Seasonality of transactions

Grupo Éxito’s operating and cash flow cycles show a certain seasonality in the operational and financial results, as well as in the financial indicators related to liquidity and working capital, with a concentration during the first and last quarters of each year, , mainly due to the Christmas and holiday season and the “Special Price Days” event, which is the second most important promotional event of the year. The management monitors these indicators to ensure that risks do not materialize, and for those that could materialize, it implements action plans in a timely manner. Additionally, it monitors these indicators to ensure they remain within industry standards.

Note 39. Financial risk management policy

As of December 31, 2024, Grupo Éxito adequately disclosed its capital and financial risk management policies in the consolidated financial statements presented at the end of that year. No changes have been made to these policies during the nine-months period ended September 30, 2025.

Note 40. Operating segments

The three reportable segments of Grupo Éxito, which meet the definition of operating segments, are the following:

Colombia:

-	Revenues and services from the commercial activity in Colombia, with stores under the brands Éxito, Carulla, Surtimax, Súper Inter, Surti Mayorista, and the B2B format.

Argentina:

-	Revenues and services from the commercial activity in Argentina, with stores under the brands Libertad.

Uruguay:

-	Revenues and services from the commercial activity in Uruguay, with stores under the brands Disco, Devoto, and Géant.

Retail sales by each of the segments are as follows:

Operating segment	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Colombia	11,422,360	10,913,143	3,869,337	3,709,367
Argentina	686,323	1,042,048	152,252	353,603
Uruguay	3,013,314	2,931,578	964,573	935,228
Total consolidated sales	15,121,997	14,886,769	4,986,162	4,998,198
Eliminations	-	(436)	-	(436)
Total consolidated sales	15,121,997	14,886,333	4,986,162	4,997,762

The following is additional information by operating segment:

	For the period ended September 30, 2025
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	11,422,360	686,323	3,013,314	15,121,997	-	15,121,997
Service revenue	613,851	43,912	21,907	679,670	-	679,670
Other revenue	35,282	-	5,138	40,420	(71)	40,349
Gross profit	2,680,689	227,114	1,122,809	4,030,612	-	4,030,612
Operating profit	516,733	(62,388)	328,237	782,582	-	782,582
Depreciation and amortization	416,351	25,169	75,420	516,940	-	516,940
Net finance result	(206,226)	(61,558)	2,144	(265,640)	-	(265,640)
Profit before income tax from continuing operations	341,477	(123,946)	330,381	547,912	-	547,912
Tax expense	(57,381)	64,833	(49,717)	(42,265)	-	(42,265)

	For the period ended September 30, 2024
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	10,913,143	1,042,048	2,931,578	14,886,769	(436)	14,886,333
Service revenue	587,181	45,454	22,166	654,801	(1)	654,800
Other revenue	45,370	2	5,980	51,352	-	51,352
Gross profit	2,487,219	344,764	1,076,055	3,908,038	-	3,908,038
Operating profit	144,584	(23,976)	257,817	378,425	-	378,425
Depreciation and amortization	428,876	25,586	71,915	526,377	-	526,377
Net finance result	(272,163)	(13,387)	(26,951)	(312,501)	-	(312,501)
Profit before income tax from continuing operations	(194,201)	(37,363)	230,866	(698)	-	(698)
Tax expense	86,247	(772)	(50,200)	35,275	-	35,275

	For the three-months period ended September 30, 2025
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminaciones (2)	Total
Retail sales	3,869,337	152,252	964,573	4,986,162	-	4,986,162
Service revenue	214,088	11,018	3,683	228,789	-	228,789
Other revenue	12,106	-	1,919	14,025	-	14,025
Gross profit	910,911	50,795	350,350	1,312,056	-	1,312,056
Operating profit	208,971	(18,058)	95,343	286,256	-	286,256
Depreciation and amortization	135,896	6,341	25,172	167,409	-	167,409
Net finance result	(67,655)	(5,659)	(3,909)	(77,223)	-	(77,223)
Profit before income tax from continuing operations	147,873	(23,717)	91,434	215,590	-	215,590
Tax expense	(32,812)	7,117	(16,981)	(42,676)	-	(42,676)

	For the three-months period ended September 30, 2024
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	3,709,367	353,603	935,228	4,998,198	(436)	4,997,762
Service revenue	204,013	20,978	8,016	233,007	(1)	233,006
Other revenue	9,443	(2)	2,220	11,661	-	11,661
Gross profit	829,413	113,409	343,559	1,286,381	-	1,286,381
Operating profit	75,240	(14,040)	73,834	135,034	-	135,034
Depreciation and amortization	142,780	7,691	24,417	174,888	-	174,888
Net finance result	(82,637)	(16,925)	(15,201)	(114,763)	-	(114,763)
Profit before income tax from continuing operations	(25,597)	(30,965)	58,633	2,071	-	2,071
Tax expense	12,270	12,699	(19,687)	5,282	-	5,282

(1)	Non-operating companies, holding companies that hold shares of the operating companies, are assigned for segment reporting purposes to the geographical area to which the operating companies belong. In cases where the holding company holds investments in multiple operating companies, it is assigned to the most significant operating company.

(2)	It refers to the balances of transactions conducted between the segments that are eliminated in the financial statement consolidation process.

Total assets and liabilities by segment are not reported internally for management purposes and, consequently, are not disclosed.

Note 41. Assets held for sale

Assets held for sale

Grupo Éxito’s management has a plan to sell certain properties in order to structure projects that will allow for better utilization of these properties, increase their potential future sale price, and generate additional resources for Grupo Éxito. As a result of this plan, some of the property, plant, and equipment, as well as some of the investment properties, have been classified as assets held for sale.

The balance of assets held for sale reflected in the statement of financial position is as follows:

	September 30, 2025	December 31, 2024
Investment property	2,645	2,645

It refers to the La Secreta parcel, negotiated with the buyer in 2019. As of December 31, 2024, 59.12% of the payment for the property has been received. The remainder of the asset will be delivered along with the payments for the asset, which will be received in 2025. The deed for the contribution to the trust was signed on December 1, 2020, and registered on December 30, 2020.

No income or expenses have been recognized in the results or in other comprehensive income related to the use of these assets.

Note 42. Subsequent Events

No subsequent events occurred after the reporting period that represent significant changes in the Company’s financial position or operations, or that, due to their relevance, need to be disclosed in the financial statements.